 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1997

                                                REGISTRATION NO. 333-36799
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                     ORTHODONTIC CENTERS OF AMERICA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
              DELAWARE                                 72-1278948
   (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                IDENTIFICATION NUMBER)
                    5000 SAWGRASS VILLAGE CIRCLE, SUITE 25
                       PONTE VEDRA BEACH, FLORIDA 32082
                                (904) 280-4500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                            DR. GASPER LAZZARA, JR.
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                     ORTHODONTIC CENTERS OF AMERICA, INC.
                    5000 SAWGRASS VILLAGE CIRCLE, SUITE 25
                       PONTE VEDRA BEACH, FLORIDA 32082
                                (904) 280-4500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
         J. CHASE COLE, ESQ.                     JEFFREY M. STEIN, ESQ.
 WALLER LANSDEN DORTCH & DAVIS, PLLC                 KING & SPALDING
     2100 NASHVILLE CITY CENTER                    191 PEACHTREE, N.E.
   NASHVILLE, TENNESSEE 37219-1760             ATLANTA, GEORGIA 30303-1763
           (615) 244-6380                            (404) 572-4600
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued October 7, 1997

                                5,200,000 Shares

          [LOGO OF ORTHODONTIC CENTERS OF AMERICA APPEARS HERE]

                                  COMMON STOCK
                                  -----------

OF THE 5,200,000 SHARES OF COMMON  STOCK BEING OFFERED HEREBY, 2,600,000 SHARES
 ARE BEING  SOLD BY  THE COMPANY AND  2,600,000 SHARES ARE  BEING SOLD  BY THE
  SELLING STOCKHOLDERS. SEE "PRINCIPAL  AND SELLING STOCKHOLDERS."THE COMPANY
   WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF COMMON STOCK BY THE SELLING STOCKHOLDERS. OF THE 5,200,000 SHARES BEING OFFERED
    HEREBY,  4,160,000 SHARES  ARE BEING  OFFERED INITIALLY  IN THE  UNITED
     STATES AND CANADA  BY THE U.S. UNDERWRITERS  AND 1,040,000 SHARES ARE
      BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE
       INTERNATIONAL UNDERWRITERS. SEE  "UNDERWRITERS." THE COMMON  STOCK
       OF THE COMPANY IS  QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE
        SYMBOL "OCAI."  THE COMMON STOCK HAS BEEN  APPROVED FOR LISTING
         ON THE  NEW YORK  STOCK EXCHANGE  UNDER THE SYMBOL  "OCA." ON
          OCTOBER 6, 1997, THE REPORTED LAST SALE PRICE OF  THE COMMON
          STOCK ON  THE NASDAQ NATIONAL MARKET WAS $17 7/8 PER SHARE.

                                  -----------

          SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                UNDERWRITING
                      PRICE TO  DISCOUNTS AND  PROCEEDS TO     PROCEEDS TO
                       PUBLIC  COMMISSIONS (1) COMPANY (2) SELLING STOCKHOLDERS
                      -------- --------------- ----------- --------------------
Per Share............   $            $             $               $
Total (3)............  $            $             $               $

-----
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses payable by the Company estimated at $600,000.
(3) Certain Selling Stockholders have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 780,000 additional Shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
    commissions and proceeds to Selling Stockholders will be $      , $
    and $     , respectively. The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery
of the Shares will be made on or about          , 1997 at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER
        MERRILL LYNCH & CO.
                PRUDENTIAL SECURITIES INCORPORATED
                        SMITH BARNEY INC.

     , 1997

             [LOGO OF ORTHODONTIC CENTERS OF AMERICA APPEARS HERE]

               [MAP OF ORTHODONTIC CENTER LOCATIONS APPEARS HERE]

  At June 30, 1997, Orthodontic Centers of America, Inc. managed 305 Orthodontic Centers located in 34 states with 167 Affiliated Orthodontists.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREIN SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    4
Incorporation of Certain Documents by Reference...........................    4
Prospectus Summary........................................................    5
Risk Factors..............................................................   10
Use of Proceeds...........................................................   14
Price Range of Common Stock and Dividend Policy...........................   14
Capitalization............................................................   15
Selected Financial and Operating Data.....................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   26
Management................................................................   37
Principal and Selling Stockholders........................................   40
Description of Capital Stock..............................................   42
Shares Eligible for Future Sale...........................................   44
Certain United States Federal Tax Consequences for Non-United States
 Holders..................................................................   45
Underwriters..............................................................   48
Legal Matters.............................................................   51
Experts...................................................................   51
Index to Consolidated Financial Statements................................  F-1

                               ----------------

  Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, and may bid for, and purchase, shares of the Common Stock in the open market. In addition, Underwriters and selling group members may engage in passive market making. For a description of these activities, see "Underwriters."

                               ----------------

  Industry information used in this Prospectus is derived from the 1995 Journal of Clinical Orthodontists Orthodontic Practice Study (the "1995 JCO Study"), a biannual study of the United States orthodontic industry, and relates to 1994 unless otherwise indicated. Comparable information for 1995 and 1996 is not expected to be available until the release of the 1997 JCO Study. The information compiled in the 1995 JCO Study relates to orthodontists who have completed accredited graduate orthodontic training programs and does not include general dentists who also perform certain orthodontic services. Unless otherwise indicated, statements in this Prospectus referring to beliefs of management are based upon management's extensive experience in the orthodontic industry, including the operating history of the Orthodontic Centers and discussions with numerous orthodontists conducting traditional orthodontic practices. The average number of case starts for Affiliated Orthodontists who were affiliated with the Company for at least one year in 1996 was determined by dividing the total number of new case starts for the year by the weighted average number of such Affiliated Orthodontists during the year.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Any statement contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission is not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed with the Commission by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

    (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and an amendment thereto on Form 10-K/A-1 filed with the Commission on April 18, 1997;

    (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

    (3) the description of the Common Stock as contained in the Company's Registration Statement on Form 8-A, dated December 6, 1994.

  Each document filed by the Company pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Investor Relations Department, Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 25, Ponte Vedra Beach, Florida 32082, telephone: (904) 280-4500.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, the "Company" refers to Orthodontic Centers of America, Inc., its subsidiaries and the Predecessor Entities, the "Orthodontic Centers" refers to the orthodontic centers affiliated, or which will be affiliated, with the Company, and "Affiliated Orthodontists" refers to the orthodontists who provide orthodontic services at the Orthodontic Centers or their professional entities. As of October 18, 1994, the Company completed a combination (the "Combination Transaction") of the operations of 32 orthodontic practice entities and two orthodontic management entities that were previously under common ownership and management (the "Predecessor Entities"). Except as otherwise indicated, the information in this Prospectus assumes that the over-allotment option granted to the Underwriters will not be exercised and has been adjusted to reflect two two-for-one stock splits of the Common Stock, each effected in the form of a 100% stock dividend as of December 29, 1995 and September 5, 1996, respectively.

                                  THE COMPANY

  The Company is the leading provider of practice management services to orthodontic practices in the United States, based on annual net revenue, annual net income, number of affiliated orthodontists and number of orthodontic centers. The Company develops Orthodontic Centers and manages the business operations and marketing aspects of the Affiliated Orthodontists' practices, thereby allowing Affiliated Orthodontists to focus on delivering quality patient care. Since its inception in 1985, the Company has grown to manage 305 Orthodontic Centers located in 34 states with 167 Affiliated Orthodontists at June 30, 1997. From January 1, 1985 to June 30, 1997, the Company developed 171 Orthodontic Centers, acquired the assets of, and affiliated with, 178 existing orthodontic practices and consolidated 44 Orthodontic Centers. The Company's net revenue for 1996 was $71.3 million, an increase of 71.5% from 1995. The Company's net income for 1996 was $14.4 million, an increase of 59.4% from 1995.

  Management believes that the Company's operating strategy and proprietary operating systems have allowed Affiliated Orthodontists to realize significantly greater productivity and profitability than traditional orthodontic practices. Affiliated Orthodontists practicing in Orthodontic Centers open throughout 1995 treated an average of 77 patients per nine-hour patient treatment day during 1996. Orthodontists in the United States treated an average of 41.5 patients per operating day in 1994. Affiliated Orthodontists who had been affiliated with the Company for at least one year generated an average of 512 new case starts during 1996 as compared to the 1994 national average of approximately 170 new case starts per orthodontist.

  The United States orthodontic industry generates approximately $3.6 billion in annual gross revenues, with the average orthodontic practice generating gross revenues of approximately $475,000 per year. The industry is highly fragmented, with approximately 90% of the approximately 9,060 practicing orthodontists acting as sole practitioners. Of the approximately 1.5 million patients who initiated orthodontic treatment in 1994, approximately 27% were adults, primarily between the ages of 25 to 35. Orthodontics is generally an elective procedure, with approximately 72% of payments for orthodontic services made directly by the person receiving treatment and standard dental insurance covering an additional 25% of such payments. Managed care represents a small percentage of revenues generated in the orthodontic industry.

  Key elements of the Company's operating strategy include: (i) emphasizing quality patient care by affiliating only with orthodontists who have completed accredited graduate orthodontic training programs and by providing effective operating systems, support and training for the clinical staff; (ii) stimulating demand in local markets through aggressive and innovative marketing and advertising programs, which attract persons seeking orthodontic treatment and those who may not have otherwise sought treatment; (iii) achieving operating efficiencies and economies of scale through office designs which promote increased productivity, innovative patient scheduling systems, efficient use of orthodontic assistants and centralized purchasing and distribution programs; (iv) increasing market penetration by providing patients with affordable payment plans consisting of low monthly payments, no required down payment and lower total fees, which attract persons seeking orthodontic treatment and those who may not have otherwise sought treatment and (v) capitalizing on the proprietary marketing, informational and financial systems developed by the Company during its 12 years of operating history.

GROWTH STRATEGY

  Since its inception in 1985, the Company has grown to manage 305 Orthodontic Centers located in 34 states with 167 Affiliated Orthodontists at June 30, 1997. Of these 305 Orthodontic Centers, 209 have been developed or relocated to new facilities since June 30, 1992. Key elements of the Company's growth strategy include:

  Development of New Orthodontic Centers. From January 1, 1985 to June 30, 1997, the Company developed 171 Orthodontic Centers, including 160 since June 30, 1992. The Company actively markets itself to orthodontists by targeting military orthodontists, practicing orthodontists and orthodontic students, including the approximately 200 orthodontists who graduate each year from accredited United States orthodontic graduate programs, who are interested in opening new practices. The Company recruits additional orthodontists through referrals from Affiliated Orthodontists, attending orthodontic conventions, trade shows and association meetings, visiting orthodontic graduate schools and advertising in professional journals. The Company also intends to continue to develop additional Orthodontic Centers with current Affiliated Orthodontists.

  Affiliation with Existing Orthodontic Practices. From January 1, 1985 to June 30, 1997, the Company acquired the assets of, and affiliated with, 178 existing orthodontic practices. The Company actively markets itself to experienced orthodontists through referrals from Affiliated Orthodontists, attending orthodontic conventions, trade shows and association meetings, and advertising in professional journals. Of these existing practices, approximately 87% generated less than $500,000 of patient revenue during the 12 months prior to their affiliation with the Company. Management believes that focusing on orthodontic practices of this size provides the Company with the opportunity to achieve higher revenue growth rates and lower acquisition costs, relative to larger practices. Existing practices that have affiliated with the Company have experienced increased average gross revenue and operating income following their affiliation. The Company frequently relocates existing practices to new facilities, including 49 since June 30, 1992. The Company intends to continue to relocate existing practices to new facilities and also intends to continue to evaluate additional potential affiliations.

  Traditional Orthodontic Practices. During 1997, the Company created a new division which focuses on affiliations with traditional, internally-marketed orthodontic practices that generate relatively large amounts of patient fees. At June 30, 1997, there were eight Orthodontic Centers operating in the new division. Although the Company intends to continue to focus primarily on practices that advertise, management believes that affiliating with selected traditional practices will provide the Company with additional opportunities for growth.

                                  THE OFFERING

Common Stock offered by:
  The Company...........................   2,600,000 shares
  The Selling Stockholders..............   2,600,000 shares (1)
    Total...............................   5,200,000 shares (1)

Common Stock offered in:
  U.S. Offering.........................   4,160,000 shares (1)
  International Offering................   1,040,000 shares
    Total...............................   5,200,000 shares (1)


Common Stock outstanding after the Of-
 fering.................................  46,599,804 shares (2)
Use of proceeds.........................  The net proceeds to the Company from the Offering will be used to finance
                                          the development of new Orthodontic
                                          Centers and the acquisition of assets
                                          of, and affiliation with, existing
                                          orthodontic practices, for working
                                          capital and general corporate
                                          purposes, and to fund loans to certain
                                          key employees of the Company under the
                                          Company's 1997 Key Employee Stock
                                          Purchase Plan. See "Use of Proceeds."
Nasdaq National Market Symbol...........  OCAI
Proposed New York Stock Exchange Symbol.  OCA

--------
(1) Assumes the over-allotment option granted to the Underwriters will not be exercised.

(2) Does not include 2,284,872 shares of Common Stock issuable upon the exercise of stock options granted under the Company's three stock option plans, of which options to purchase 2,172,036 shares are currently outstanding but not exercisable and options to purchase 112,836 shares are currently outstanding and exercisable.

                                  RISK FACTORS

  Prior to making an investment in the Common Stock offered hereby, prospective purchasers of the Common Stock should take into account the specific considerations set forth under "Risk Factors" as well as the other information set forth in this Prospectus.

                      SUMMARY FINANCIAL AND OPERATING DATA

  The summary statement of income data presented below for the years ended December 31, 1992 through 1996 have been derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, whose report on the years ended December 31, 1994, 1995 and 1996 is included elsewhere in this Prospectus. The summary statement of income and balance sheet data presented below for the six month periods ended June 30, 1996 and 1997, and as of June 30, 1997, have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, contain all adjustments (consisting of normal recurring accruals and adjustments necessary to convert the cash basis accounting records to the accrual basis) necessary for a fair presentation of the Company's results of operations and financial position for such periods and as of such date. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                              SIX MONTHS
                                  YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                          -----------------------------------------------  -----------------
                           1992     1993     1994        1995      1996     1996      1997
                          -------  -------  -------     -------  --------  -------  --------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
 (1):
 Net revenue............  $14,470  $18,807  $25,357     $41,556  $ 71,273  $29,236  $ 52,379
 Direct expense:
 Employee costs.........    3,082    4,835    6,842      11,784    19,895    8,402    15,167
 Orthodontic supplies...    1,025    1,528    1,908       3,167     5,428    2,244     3,823
 Rent...................    1,449    1,586    2,050       3,504     6,114    2,602     4,621
 Marketing and
  advertising...........    1,036    1,239    2,147       4,323     6,644    2,691     4,206
                          -------  -------  -------     -------  --------  -------  --------
   Total direct
    expenses............    6,592    9,188   12,947      22,778    38,081   15,939    27,817
 General and
  administrative........    1,457    1,869    2,730       5,108     8,703    3,730     6,147
 Depreciation and
  amortization..........    1,199    1,089      920       1,448     2,814    1,060     2,418
                          -------  -------  -------     -------  --------  -------  --------
 Operating profit.......    5,222    6,661    8,760      12,222    21,675    8,507    15,997
 Interest (expense)
  income, net...........     (160)    (224)    (266)      1,995     1,935    1,075       632
 Nonrecurring litigation
  expense...............      --       --    (3,750)(2)     --        --       --        --
                          -------  -------  -------     -------  --------  -------  --------
 Income before income
  taxes.................    5,062    6,437    4,744      14,217    23,610    9,582    16,629
 Provision for income
  taxes.................      560      331    2,715(3)    5,182     9,208    3,737     6,485
                          -------  -------  -------     -------  --------  -------  --------
 Net income.............  $ 4,502  $ 6,106  $ 2,029     $ 9,035  $ 14,402  $ 5,845  $ 10,144
                          =======  =======  =======     =======  ========  =======  ========
 Net income per common
  share (4).............                                $   .23  $    .33  $   .13  $    .22
                                                        =======  ========  =======  ========
 Weighted average shares
  outstanding (000's)
  (4)...................                                 39,630    43,708   43,376    45,212
OPERATING DATA:
 Number of Orthodontic
  Centers (5)...........       47       55       75         145       247      162       305
 Comparable Orthodontic
  Center net revenue
  growth (6)............     44.6%    17.7%    20.6%       16.7%     22.2%    21.1%     18.8%
 Comparable mature
  Orthodontic Center net
  revenue growth (7)....     30.7%    12.1%    13.0%       11.0%     10.5%    10.4%      8.8%
 Total case starts......    9,095   13,051   16,725      28,742    44,910   19,557    31,194
 Patient contract
  balances of Affiliated
  Orthodontists (5)(8):
 Net receivables for
  services performed
  (9)...................  $ 4,250  $ 6,693  $ 9,247     $13,758  $ 23,181  $18,390  $ 30,609
 For services to be
  performed.............   15,767   23,338   30,702      58,418    92,548   66,224   112,265
                          -------  -------  -------     -------  --------  -------  --------
   Total patient
    contract balances...  $20,017  $30,031  $39,949     $72,176  $115,729  $84,614  $142,874
                          =======  =======  =======     =======  ========  =======  ========

                                                      AS OF JUNE 30, 1997
                                                   -------------------------
                                                    ACTUAL  AS ADJUSTED (10)
                                                   -------- ----------------
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents........................ $  2,849     $43,782
 Working capital..................................   31,916      72,849
 Total assets.....................................  153,358     194,291
 Total debt.......................................    2,815       2,815
 Total stockholders' equity.......................  125,763     166,696

                                      (footnotes appear on the following page)

--------
 (1) Prior to October 18, 1994, substantially all of the Predecessor Entities were S corporations, general partnerships or limited liability companies and their taxable income was taxed directly to their respective stockholders, partners or members during such periods.
 (2) Nonrecurring charge incurred in connection with settlement of litigation unrelated to the operating activities of the Company and therefore excluded from the computation of operating profit. See Note 6 to the Consolidated Financial Statements.
 (3) Includes a one-time, non-cash charge of $2,606,000 for deferred income taxes relating to the difference between the tax basis and the basis for financial reporting purposes of assets and liabilities of the Predecessor Entities acquired by the Company in the Combination Transaction. See Note 9 to the Consolidated Financial Statements.
 (4) Amounts represent the full dilutive effect of the exercise of common equivalent shares (stock options) outstanding during the year. Assuming no dilution, net income per share for the year ended December 31, 1995 was $.24 based on weighted average shares outstanding of 38,234,000, for the year ended December 31, 1996 was $.34 based on weighted average shares outstanding of 42,388,000, for the six months ended June 30, 1996 was $.14 based on weighted average shares outstanding of 42,009,000 and for the six months ended June 30, 1997 was $.23 based on weighted average shares outstanding of 43,821,000.
 (5) Presented as of the end of the period.
 (6) Represents the growth in net revenue by Orthodontic Centers which were affiliated with the Company throughout each of the two periods being compared. The amount of such growth has been significantly affected by the number of newly-opened Orthodontic Centers included in the computation, because newly-opened Orthodontic Centers have experienced significant growth during their first 26 months of operations. The average term of a patient contract is approximately 26 months, and Orthodontic Centers typically reach maturity as patients are added during the first 26 months of operations. There were 13 such comparable Orthodontic Centers in 1991, 21 in 1992, 28 in 1993, 46 in 1994, 53 in 1995, 75 in 1996, 75 in the six
     months ended June 30, 1996 and 127 in the six months ended June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General." The comparable Orthodontic Center net revenue for 1994 was calculated on a pro forma basis as if the Combination Transaction had occurred as of January 1, 1993. If comparable Orthodontic Center net revenue for 1994 was calculated on a pro forma basis as if the Combination Transaction had not occurred, the comparable Orthodontic Center net revenue growth for such period would have been 22.7%.
 (7) Represents the growth in net revenue by Orthodontic Centers which had been affiliated with the Company at least 26 months throughout each of the two periods being compared. There were 11 such comparable mature Orthodontic Centers in 1991, 11 in 1992, 18 in 1993, 28 in 1994, 43 in 1995, 52 in
     1996, 44 in the six months ended June 30, 1996 and 52 in the six months ended June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General." The comparable mature Orthodontic Center net revenue for 1994 was calculated on a pro forma basis as if the Combination Transaction had occurred as of January 1, 1993. If comparable mature Orthodontic Center net revenue for 1994 was calculated on a pro forma basis as if the Combination Transaction had not occurred, the comparable mature Orthodontic Center net revenue growth for such period would have been 13.8%.
 (8) The average remaining life of the patient contracts at June 30, 1997 was approximately 16 months.
 (9) Net of allowance for uncollectible amounts and patient prepayments; such receivables are assigned by the Affiliated Orthodontists to the Company in payment of its service fee.

(10) Adjusted to give effect to the issuance and sale by the Company of 2,600,000 shares of Common Stock in the offering at an assumed offering price per share of $17 7/8 (the reported last sale price of the Common Stock on October 6, 1997 as reported on the Nasdaq National Market), after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds to the Company therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in or incorporated by reference into this Prospectus, in connection with an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements, including statements regarding development and acquisition of additional Orthodontic Centers, affiliation with additional Affiliated Orthodontists, use of proceeds, advancement of funds to Affiliated Orthodontists, projections of the Company's financial condition and results of operations, and funding of the Company's future expansion, operations and capital expenditures, that could be affected by a number of risks and uncertainties, including those described below, which could cause the Company's actual results to differ materially from those anticipated, estimated or projected.

GOVERNMENT REGULATION

  The orthodontic industry and orthodontic practices are regulated extensively at the state and federal levels. The Company does not control the practice of orthodontics by the Affiliated Orthodontists or their compliance with the regulatory requirements directly applicable to orthodontists and their practices. The laws of many states prohibit non-orthodontic entities (such as the Company) from practicing orthodontics (which in certain states includes managing or operating an orthodontic office), splitting professional fees with orthodontists, owning or controlling the assets of an orthodontic practice, employing orthodontists, maintaining an orthodontist's patient records or controlling the content of an orthodontist's advertising. The laws of many states also prohibit orthodontists from paying any portion of fees received for orthodontic services in consideration for the referral of a patient. In addition, many states impose limits on the tasks that may be delegated by an orthodontist to other staff members. These laws and their interpretation vary from state to state and are enforced by regulatory authorities with broad discretion. Congress and certain state legislatures often consider various types of health care reform, including comprehensive revisions to the current health care system, which could have a material adverse effect on the Company's financial position and results of operations. There can be no assurance that any review of the Company's business relationships by courts or other regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the regulatory environment will not change to restrict the Company's existing or future operations. There can be no assurance that the legality of the Company's long-term service and consulting agreements will not be successfully challenged or that enforceability of the provisions thereof will not be limited. See "Business--Agreements with Affiliated Orthodontists." The laws and regulations of certain states in which the Company may seek to expand may require the Company to change its contractual relationship with orthodontists in a manner that may restrict the Company's operations in those states or may prevent the Company from acquiring the assets of or managing orthodontists' practices in those states. Further, there can be no assurance that the laws and regulations of states in which the Company currently maintains operations will not change or be interpreted in the future to either restrict or adversely affect the Company's relationships with orthodontists in those states. See "Business-- Government Regulation."

RISKS ASSOCIATED WITH EXPANSION

  Since its inception in 1985, the Company has expanded to managing 305 Orthodontic Centers at June 30, 1997 and expects to continue to add additional Orthodontic Centers. The success of the Company's expansion strategy will depend on a number of factors, including (i) the Company's ability to affiliate with orthodontists to open new Orthodontic Centers, the availability of suitable markets and the Company's ability to obtain good locations within those markets; (ii) the Company's ability to identify and affiliate with existing orthodontic practices and to integrate such practices into the Company's existing operations; (iii) the availability of adequate financing to fund the Company's expansion strategy; (iv) regulatory constraints and (v) the ability of the Company to effectively manage additional Orthodontic Centers. A shortage of available orthodontists with the skills required by the Company would have a material adverse effect on the Company's expansion opportunities. There can be no assurance that the Company's expansion strategy will continue to be successful or that modifications to the Company's strategy will not be required. See "Business-- Expansion Strategy."

DEPENDENCE ON AFFILIATED ORTHODONTISTS

  The Company receives fees for services provided to orthodontic practices under service and consulting agreements, but does not employ orthodontists or control the practices of the Affiliated Orthodontists. The Company's revenue is dependent on revenue generated by the Affiliated Orthodontists, who are essential to the Company's success. The long-term agreements with Affiliated Orthodontists are generally for terms ranging from 20 to 40 years and may be terminated by either party for "cause," which includes a material default by or bankruptcy of the other party. Changes in the health care industry, such as the growth of managed care organizations and provider networks, may result in lower payment levels for the services of the Affiliated Orthodontists. Any material loss of revenue by the Affiliated Orthodontists would have a material adverse effect on the Company's financial position and results of operations.

COMPETITION

  The business of providing orthodontic services is highly competitive in each market in which an Orthodontic Center operates. Each Affiliated Orthodontist faces competition from other orthodontists and general dentists in the communities served, many of whom have more established practices in the market. Other companies are pursuing a strategy similar to that of the Company in developing and managing orthodontic practices throughout the United States. Companies with similar objectives and greater access to financial resources may enter the Company's markets and compete with the Company, which could limit the ability of, and increase the amount paid by, the Company to affiliate with additional orthodontists. See "Business--Competition."

RISK OF PROVIDING ORTHODONTIC SERVICES

  The Orthodontic Centers provide orthodontic services to the public and are exposed to the risk of professional liability and other claims. Such claims, if successful, could result in substantial damage awards to the claimants which could exceed the limits of any applicable insurance coverage. The Company does not control the practice of orthodontics by the Affiliated Orthodontists or their compliance with the regulatory and other requirements directly applicable to orthodontists and their practices. Each Affiliated Orthodontist has undertaken, however, to comply with all applicable regulations and requirements, and the Company is indemnified under its long-term agreements for claims against the Affiliated Orthodontists. The Company maintains liability insurance for itself, and Affiliated Orthodontists generally name the Company as an additional insured party under liability insurance policies required to be maintained by Affiliated Orthodontists. However, a successful malpractice claim against the Company or an Affiliated Orthodontist could have a material adverse effect on the Company's financial position and results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company's business is dependent upon the continued services of the Company's senior management, particularly its Chairman of the Board and Chief Executive Officer, Dr. Gasper Lazzara, Jr., its Chief Financial Officer, Bartholomew F. Palmisano, Sr., its President, Geoffrey L. Faux, and its Chief Operating Officer, Michael C. Johnsen. The loss of the services of any of these individuals could have a material adverse effect on the Company's financial position or results of operation. The Company's success also depends on its ability to attract and retain other highly qualified managerial personnel. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDERS

  Upon consummation of this offering, Dr. Lazzara and Mr. Palmisano, collectively, will beneficially own approximately 18.4% of the Company's outstanding shares of Common Stock (16.6% if the Underwriters' over-allotment option is exercised in full). As a result of their holdings, Dr. Lazzara and Mr. Palmisano together will continue to have a disproportionate ability to affect the election of the members of the Board of Directors of the Company (the "Board of Directors"), and thereby substantially control the affairs and management of the Company and all matters requiring stockholder approval. Such control could adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Restated Certificate of Incorporation, Bylaws and Delaware law may make a change in control of the Company more difficult to effect, even if a change in control were in the stockholders' interest. These provisions include certain super-majority vote requirements contained in the Company's Restated Certificate of Incorporation and Bylaws. In addition, the Company's Restated Certificate of Incorporation allows the Board of Directors to determine the terms of preferred stock which may be issued by the Company without approval of the holders of the Common Stock, and thereby enables the Board of Directors to prevent changes in the management and control of the Company. The Board of Directors is divided into three classes of directors elected for staggered three-year terms. Such staggered terms may affect the ability of the holders of the Common Stock to effect a change in control of the Company. See "Description of Capital Stock--Anti-Takeover Provisions."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock could be subject to significant fluctuations in response to variations in financial results or announcements of material events by the Company or its competitors. Regulatory changes, developments in the health care industry or changes in general conditions in the economy or the financial markets could also adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of shares of Common Stock in the public market, or the availability of such shares for future sale, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise additional capital through an offering of its equity securities. Upon completion of this offering, the Company will have outstanding approximately 46,600,000 shares of Common Stock, of which the 5,200,000 shares sold in this offering (5,980,000 shares if the Underwriters' over-allotment option is exercised in full), and shares sold in the Company's prior public offerings will be freely tradeable without restriction or further registration under the Securities Act, except for those shares held by "affiliates" (as defined in the Securities Act) of the Company. Holders of 14,736,770 shares currently are eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act, subject to the manner of sale, volume, notice and information requirements of Rule 144. Of these shares, 4,234,547 are subject to restrictions on transfer as a result of agreements entered into with the Company in connection with the Combination Transaction. Of such shares, 889,593 shares may not be offered, sold or otherwise transferred prior to October 1997 without a waiver of the restrictions by the Company or registration under the Securities Act. In October of each of 1997 through 1999, one-third of such shares will be released from these restrictions. The remaining 3,344,954 shares may not be offered, sold or otherwise transferred prior to December 1997, without a waiver of the restrictions by the Company or registration under the Securities Act. In December of each of 1997 through 2001, 20% of such shares will be released from these restrictions. The Company has agreed not to waive compliance with these restrictions for a period of 90 days following the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the Underwriters.

  In addition, 6,000,000 shares of Common Stock are authorized under the Company's three stock option plans for grants and exercises of stock options or issuances of restricted stock granted by the Company, of which 2,172,036 shares are issuable upon the exercise of stock options which are currently outstanding but not exercisable and 112,836 shares are issuable upon the exercise of stock options which are currently outstanding and exercisable. The Company has registration statements on file with the Commission registering shares of

Common Stock issuable under its stock option plans. For information concerning the Company's 1997 Key Employee Stock Purchase Plan, see "Management--Key Employee Stock Purchase Plan." The Company intends to issue its equity securities from time to time in connection with the development and acquisition of new Orthodontic Centers. Such securities may be issued pursuant to a shelf registration statement on file with the Commission or in transactions exempt from registration. Each of the Company, the Company's directors and executive officers and the Selling Stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of shares of Common Stock offered hereby to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the shares of Common Stock offered hereby. See "Underwriters."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,600,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $43.6 million (after deducting underwriting discounts and commissions and estimated offering expenses), based on an assumed offering price of $17 7/8 per share (the reported last sale price of the Common Stock on October 6, 1997 as reported on the Nasdaq National Market). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Company intends to use the net proceeds from this offering to finance the expansion of the Company's business operations through the development of new Orthodontic Centers and the acquisition of assets of, and affiliation with, existing orthodontic practices, for working capital and general corporate purposes, and to fund loans to certain key employees of the Company under the Company's 1997 Key Employee Stock Purchase Plan (including approximately $2.6 million upon consummation of this offering). See "Management--Key Employee Stock Purchase Plan." Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, investment grade or government, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is quoted on the Nasdaq National Market under the symbol "OCAI." The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "OCA." The following table sets forth, for the periods indicated, the range of high and low sale prices per share for the Common Stock, as reported on the Nasdaq National Market.

                                                             HIGH (1)   LOW (1)
                                                             --------- ---------
      1995
       First Quarter........................................ $ 4 25/32 $ 2 29/32
       Second Quarter.......................................   6 3/8     3 7/8
       Third Quarter........................................   8 3/16    5 15/16
       Fourth Quarter.......................................  12 1/16    7
      1996
       First Quarter........................................  15 5/8    10 3/8
       Second Quarter.......................................  20 3/4    12 5/8
       Third Quarter........................................  22 5/8    11 3/8
       Fourth Quarter.......................................  21 3/8    11
      1997
       First Quarter........................................  18 3/8    13 1/4
       Second Quarter.......................................  18 3/8    11
       Third Quarter........................................  20        16 1/4
       Fourth Quarter (through October 6, 1997).............  19 3/4    17 1/4

--------
(1) All share prices have been adjusted to reflect two two-for-one stock splits, each effected in the form of a 100% stock dividend as of December 29, 1995 and September 5, 1996, respectively.

  On October 6, 1997, the reported last sale price for the Company's Common Stock as reported on the Nasdaq National Market was $17 7/8 per share and the number of holders of record of the Common Stock was 257.

  The Company has never declared or paid cash dividends on the Common Stock. The Company expects that any future earnings will be retained for the growth and development of the Company's business and, accordingly, the Company does not anticipate that any cash dividends will be declared or paid on the Common Stock for the foreseeable future. The declaration, payment and amount of future cash dividends, if any, will be made from legally available funds of the Company and will depend upon the future earnings, results of operations, financial position and capital requirements of the Company, among other factors. The Company's revolving line of credit limits the ability of the Company to pay dividends from other than current year earnings, and additional financial covenants contained in such line of credit, may limit the amount or payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity."

                                CAPITALIZATION

  The following table sets forth the current portion of long-term debt and the total capitalization of the Company at June 30, 1997 and as adjusted to give effect to the sale of the 2,600,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom, which are estimated to be approximately $43.6 million (after deducting underwriting discounts and commissions and estimated offering expenses), based on an assumed offering price of $17 7/8 per share (the reported last sale price of the Common Stock on October 6, 1997 as reported on the Nasdaq National Market). The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                          AS OF JUNE 30, 1997
                                                          --------------------
                                                           ACTUAL  AS ADJUSTED
                                                          -------- -----------
                                                             (IN THOUSANDS)
Current portion of long-term debt........................ $    816  $    816
                                                          ========  ========
Long-term debt, less current portion..................... $  1,999  $  1,999
                                                          --------  --------
Stockholders' equity:
  Preferred Stock, $.01 par value per share; 10,000,000
   shares authorized, no shares outstanding..............      --        --
  Common Stock, $.01 par value per share; 100,000,000
   shares authorized; 43,999,804 shares outstanding and
   46,599,804 shares outstanding, as adjusted (1)........      440       466
  Additional paid in capital.............................   93,025   133,932(2)
  Retained earnings......................................   32,298    32,298
                                                          --------  --------
    Total stockholders' equity...........................  125,763   166,696
                                                          --------  --------
      Total capitalization............................... $127,762  $168,695
                                                          ========  ========

--------

(1) Does not include 2,219,872 shares of Common Stock issuable upon the exercise of stock options granted under the Company's three stock option plans outstanding at June 30, 1997.

(2) Reflects loans by the Company in the aggregate amount of approximately $2.6 million to certain key employees of the Company pursuant to the Company's 1997 Key Employee Stock Purchase Plan. See "Management--Key Employee Stock Purchase Plan."

                     SELECTED FINANCIAL AND OPERATING DATA

  The selected statement of income data presented below for the years ended December 31, 1992 through 1996 have been derived from the Company's consolidated financial statements. The selected statement of income and balance sheet data presented below for the six month periods ended June 30, 1996 and 1997, and as of June 30, 1997, have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, contain all adjustments (consisting of normal recurring accruals and adjustments necessary to convert the cash basis accounting records to the accrual basis) necessary for a fair presentation of the Company's results of operations and financial position for such periods and as of such date. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                              SIX MONTHS
                                  YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                          -----------------------------------------------  -----------------
                           1992     1993     1994        1995      1996     1996      1997
                          -------  -------  -------     -------  --------  -------  --------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
 (1):
 Net revenue............  $14,470  $18,807  $25,357     $41,556  $ 71,273  $29,236  $ 52,379
 Direct expense:
 Employee costs.........    3,082    4,835    6,842      11,784    19,895    8,402    15,167
 Orthodontic supplies...    1,025    1,528    1,908       3,167     5,428    2,244     3,823
 Rent...................    1,449    1,586    2,050       3,504     6,114    2,602     4,621
 Marketing and
  advertising...........    1,036    1,239    2,147       4,323     6,644    2,691     4,206
                          -------  -------  -------     -------  --------  -------  --------
   Total direct
    expenses............    6,592    9,188   12,947      22,778    38,081   15,939    27,817
 General and
  administrative........    1,457    1,869    2,730       5,108     8,703    3,730     6,147
 Depreciation and
  amortization..........    1,199    1,089      920       1,448     2,814    1,060     2,418
                          -------  -------  -------     -------  --------  -------  --------
 Operating profit.......    5,222    6,661    8,760      12,222    21,675    8,507    15,997
 Interest (expense)
  income, net...........     (160)    (224)    (266)      1,995     1,935    1,075       632
 Nonrecurring litigation
  expense...............      --       --    (3,750)(2)     --        --       --        --
                          -------  -------  -------     -------  --------  -------  --------
 Income before income
  taxes.................    5,062    6,437    4,744      14,217    23,610    9,582    16,629
 Provision for income
  taxes.................      560      331    2,715(3)    5,182     9,208    3,737     6,485
                          -------  -------  -------     -------  --------  -------  --------
 Net income.............  $ 4,502  $ 6,106  $ 2,029     $ 9,035  $ 14,402  $ 5,845  $ 10,144
                          =======  =======  =======     =======  ========  =======  ========
 Net income per common
  share (4).............                                $   .23  $    .33  $   .13  $    .22
                                                        =======  ========  =======  ========
 Weighted average shares
  outstanding (000's)
  (4)...................                                 39,630    43,708   43,376    45,212
OPERATING DATA:
 Number of Orthodontic
  Centers (5)...........       47       55       75         145       247      162       305
 Comparable Orthodontic
  Center net revenue
  growth (6)............     44.6%    17.7%    20.6%       16.7%     22.2%    21.1%     18.8%
 Comparable mature
  Orthodontic Center net
  revenue growth (7)....     30.7%    12.1%    13.0%       11.0%     10.5%    10.4%      8.8%
 Total case starts......    9,095   13,051   16,725      28,742    44,910   19,557    31,194
 Patient contract
  balances of Affiliated
  Orthodontists (5)(8):
 Net receivables for
  services performed
  (9)...................  $ 4,250  $ 6,693  $ 9,247     $13,758  $ 23,181  $18,390  $ 30,609
 For services to be
  performed.............   15,767   23,338   30,702      58,418    92,548   66,224   112,265
                          -------  -------  -------     -------  --------  -------  --------
   Total patient
    contract balances...  $20,017  $30,031  $39,949     $72,176  $115,729  $84,614  $142,874
                          =======  =======  =======     =======  ========  =======  ========

                                          AS OF DECEMBER 31,             AS OF
                                --------------------------------------- JUNE 30,
                                 1992   1993    1994    1995     1996     1997
                                ------ ------- ------- ------- -------- --------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents..... $  794 $ 1,467 $17,108 $18,779 $ 11,827 $  2,849
 Working capital...............  3,126   5,893  20,896  43,778   40,219   31,916
 Total assets..................  7,189  12,470  37,491  92,573  145,099  153,358
 Total debt....................  1,696   2,354   4,968   4,490    3,397    2,815
 Total equity..................  3,405   7,602  25,735  77,313  114,887  125,763

                                      (footnotes appear on the following page)

--------
(1) Prior to October 18, 1994, substantially all of the Predecessor Entities were S corporations, general partnerships or limited liability companies and their taxable income was taxed directly to their respective stockholders, partners or members during such periods.
(2) Nonrecurring charge incurred in connection with settlement of litigation unrelated to the operating activities of the Predecessor Entities and therefore excluded from operating profit. See Note 6 to the Consolidated Financial Statements.
(3) Includes a one-time, non-cash charge of $2,606,000 for deferred income taxes relating to the difference between the tax basis and the basis for financial reporting purposes of assets and liabilities of the Predecessor Entities acquired by the Company in the Combination Transaction. See Note 9 to the Consolidated Financial Statements.
(4) Amounts represent the full dilutive effect of the exercise of common equivalent shares (stock options) outstanding during the year. Assuming no dilution, net income per share for the year ended December 31, 1995 was $.24 based on weighted average shares outstanding of 38,234,000, for the year ended December 31, 1996 was $.34 based on weighted average shares outstanding of 42,388,000, for the six months ended June 30, 1996 was $.14 based on weighted average shares outstanding of 42,009,000 and for the six months ended June 30, 1997 was $.23 based on weighted average shares outstanding of 43,821,000.
(5) Presented as of the end of the period.
(6) Represents the growth in net revenue by Orthodontic Centers which were affiliated with the Company throughout each of the two periods being compared. The amount of such growth has been significantly affected by the number of newly-opened Orthodontic Centers included in the computation, because newly-opened Orthodontic Centers have experienced significant growth during their first 26 months of operations. The average term of a patient contract is approximately 26 months, and Orthodontic Centers typically reach maturity as patients are added during the first 26 months of operations. There were 13 such comparable Orthodontic Centers in 1991, 21 in 1992, 28 in 1993, 46 in 1994, 53 in 1995, 75 in 1996, 75 in the six
    months ended June 30, 1996 and 127 in the six months ended June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General." The comparable Orthodontic Center net revenue for 1994 was calculated on a pro forma basis as if the Combination Transaction had occurred as of January 1, 1993. If comparable Orthodontic Center net revenue for 1994 was calculated on a pro forma basis as if the Combination Transaction had not occurred, the comparable Orthodontic Center net revenue growth for such period would have been 22.7%.
(7) Represents the growth in net revenue by Orthodontic Centers which had been affiliated with the Company at least 26 months throughout each of the two periods being compared. There were 11 such comparable mature Orthodontic Centers in 1991, 11 in 1992, 18 in 1993, 28 in 1994, 43 in 1995, 52 in
    1996, 44 in the six months ended June 30, 1996 and 52 in the six months ended June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General." The comparable mature Orthodontic Center net revenue for 1994 was calculated on a pro forma basis as if the Combination Transaction had occurred as of January 1, 1993. If comparable mature Orthodontic Center net revenue for 1994 was calculated on a pro forma basis as if the Combination Transaction had not occurred, the comparable mature Orthodontic Center net revenue growth for such period would have been 13.8%.
(8) The average remaining life of the patient contracts at June 30, 1997 was approximately 16 months.
(9) Net of allowance for uncollectible amounts and patient prepayments; such receivables are assigned by the Affiliated Orthodontists to the Company in payment of its service fee.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The following table sets forth certain information relating to the growth in the number of Orthodontic Centers for the periods shown:

                                                                            SIX MONTHS
                                      YEAR ENDED DECEMBER 31,                 ENDED
                              --------------------------------------------   JUNE 30,
                              1989 1990 1991  1992  1993  1994  1995  1996     1997
                              ---- ---- ----  ----  ----  ----  ----  ----  ----------
Number of centers at
 beginning of period........   11   11   18    31    47    55    75   145      247
Number of centers developed
 during period..............   --    4    9     5     4    22    44    53       30
Number of centers acquired
 during period..............   --    3    5    17     5     1    29    68       39
Number of centers
 consolidated during period.   --   --   (1)   (6)   (1)   (3)   (3)  (19)     (11)
                              ---  ---  ---   ---   ---   ---   ---   ---      ---
Number of centers at end of
 period.....................   11   18   31    47    55    75   145   247      305
                              ===  ===  ===   ===   ===   ===   ===   ===      ===

  Of the 305 Orthodontic Centers at June 30, 1997, 171 were developed by the Company, 178 were existing orthodontic practices the assets of which were acquired by the Company and 44 were consolidated. The Company expects that future growth in Orthodontic Centers will come from both developing Orthodontic Centers with existing and newly-recruited Affiliated Orthodontists and acquiring the assets of, and affiliating with, existing practices.

  Generally, when the Company develops a new Orthodontic Center, all patients treated at the Orthodontic Center are new patients and, in the first several months after commencing operations, the Orthodontic Center is open only for a limited number of days each month as new patients are added. The Orthodontic Centers have generally become increasingly more productive and profitable as more new patients are added and existing patients return for monthly follow-up visits. After 26 months of operations, the Orthodontic Center's growth in patient base has typically begun to stabilize as the initial patients complete treatment. At June 30, 1997, 211 of the Orthodontic Centers had operated for less than 26 months. An Orthodontic Center can increase the number of patients treated by improving the efficiency of its clinical staff and by adding operating days or orthodontists. The Orthodontic Centers may also increase revenue by implementing periodic price increases. Established practices whose assets were acquired by the Company have typically increased their revenue by applying the Company's operating strategies and systems, including increased advertising and efficient patient scheduling.

  Since October 18, 1994, the Company has earned its revenue from long-term service or consulting agreements entered into with Affiliated Orthodontists. Pursuant to the service agreements, during each month during the term of the service agreement, the Company earns a fee equal to approximately 24% of the aggregate amount of all new patient contracts entered into during that particular month, plus the aggregate of the allocated monthly balance amount of all patient contracts entered into in prior months, less amounts retained by the Affiliated Orthodontists. The remaining contract balances are allocated equally over the remaining months during the terms of the patient contracts, which average 26 months. Since 1991, approximately 1.3% of the Company's annual net revenue has been uncollectible. Prior to October 18, 1994, the Company recognized revenue as services were performed and associated direct costs were incurred, in accordance with the proportional performance method of accounting for service contracts. The Company has determined that approximately 24% of orthodontic services are generally performed during the first month of a patient's treatment.

  The amounts retained by an Affiliated Orthodontist are dependent on his or her financial performance, based in significant part on profitability on a cash basis. Amounts retained by an Affiliated Orthodontist who operates a newly developed Orthodontic Center are typically reduced by operating losses on a cash basis because of start-up expenses. An Affiliated Orthodontist's share of these operating losses is added to the Company's fee in the period during which the operating losses are incurred, with such fees aggregating $1.8 million for the six months ended June 30, 1997. In addition, a $25,000 annual fee is earned by the Company for 42 Orthodontic Centers with respect to which long-term service agreements were entered into with the Company in the Combination Transaction.

  The terms of consulting agreements differ significantly from the terms of service agreements and vary depending upon the regulatory requirements of the particular state in which an Orthodontic Center is located. In a limited number of states, the Company may provide only consulting services to orthodontists and may not manage an orthodontist's practice. The consulting fee payable to the Company is determined at the time of affiliation, is limited to compensation for the specific consulting services performed and is based on criteria such as the number of hours of operations of the applicable Orthodontic Centers.

  The Company develops and manages the business and marketing aspects of Orthodontic Centers, including implementing advertising and marketing programs, preparing budgets, providing staff, purchasing inventory, providing patient scheduling systems, billing and collecting fees, providing office space and equipment and maintaining records. Operating expenses of the Orthodontic Centers are expenses of the Company and are recognized as incurred.

  Employee costs consist of wages, salaries and benefits paid to all employees of the Company, including orthodontic assistants, business staff and management personnel. General and administrative expenses consist of provision for losses on patient contracts and receivables, professional service fees, maintenance and utility costs, office supply expense, telephone expense, taxes, license fees, and printing and shipping expense.

  Patient contracts are for terms averaging 26 months and are payable in equal monthly installments throughout the term of treatment, except for the last month when a final payment is made. During 1996, the Orthodontic Centers generally implemented a price increase for new patients from $89 per month to $98 per month with an increase in the final payment from $366 to $398.

RESULTS OF OPERATIONS

  The following table sets forth the percentages of net revenue represented by certain items in the Company's consolidated statements of income:

                                                                   SIX MONTHS
                                                 YEAR ENDED           ENDED
                                                DECEMBER 31,        JUNE 30,
                                              -------------------  ------------
                                              1994   1995   1996   1996   1997
                                              -----  -----  -----  -----  -----
Net revenue.................................. 100.0% 100.0% 100.0% 100.0% 100.0%
Direct expenses:
  Employee costs.............................  27.0   28.4   27.9   28.7   29.0
  Orthodontic supplies.......................   7.5    7.6    7.6    7.7    7.3
  Rent.......................................   8.1    8.4    8.6    8.9    8.8
  Marketing and advertising..................   8.5   10.4    9.3    9.2    8.0
                                              -----  -----  -----  -----  -----
    Total direct expenses....................  51.1   54.8   53.4   54.5   53.1
General and administrative...................  10.8   12.3   12.2   12.8   11.7
Depreciation and amortization................   3.6    3.5    4.0    3.6    4.6
                                              -----  -----  -----  -----  -----
Operating profit.............................  34.5   29.4   30.4   29.1   30.6
Interest (expense) income, net...............  (1.0)   4.8    2.7    3.7    1.2
Nonrecurring litigation expense.............. (14.8)    --     --     --     --
                                              -----  -----  -----  -----  -----
Income before income taxes...................  18.7   34.2   33.1   32.8   31.8
Provision for income taxes...................  10.7   12.5   12.9   12.8   12.4
                                              -----  -----  -----  -----  -----
Net income...................................   8.0%  21.7%  20.2%  20.0%  19.4%
                                              =====  =====  =====  =====  =====

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

  Net Revenue. Net revenue increased $23.2 million or 79.2% to $52.4 million for the six months ended June 30, 1997 from $29.2 million for the six months ended June 30, 1996. Approximately $15.2 million of this increase was attributable to the 179 (net of consolidations) Orthodontic Centers opened since January 1, 1996, approximately $6.5 million to the growth in net revenue of the 127 Orthodontic Centers open throughout both periods, and approximately $1.5 million related to the Affiliated Orthodontists' share of the operating losses of newly developed Orthodontic Centers. The number of patient contracts increased to approximately 99,000 at June 30, 1997 from approximately 62,000 at June 30, 1996.

  Employee Costs. Employee costs increased $6.8 million or 80.5% to $15.2 million for the six months ended June 30, 1997 from $8.4 million for the six months ended June 30, 1996. As a percentage of the net revenue, employee costs increased to 29.0% for the six months ended June 30, 1997 from 28.7% for the six months ended June 30, 1996. This increase was caused primarily by an increased percentage of new patient treatment days, which require additional staff time per patient, associated with the opening of additional Orthodontic Centers and the recent increase in affiliations with existing orthodontic practices. These orthodontic practices have tended to have higher employee cost percentages than a typical Orthodontic Center and have taken approximately one year to completely convert to the Company's operating systems.

  Orthodontic Supplies. Orthodontic supplies expense increased $1.6 million or 70.4% to $3.8 million for the six months ended June 30, 1997 from $2.2 million for the six months ended June 30, 1996. As a percentage of net revenue, however, orthodontic supplies decreased to 7.3% for the six months ended June 30, 1997 from 7.7% for the six months ended June 30, 1996. Cost improvements attained through bulk purchasing were offset by increased expense associated with an increased percentage of new patient treatment days, which require greater orthodontic supplies per patient, associated with the opening of additional Orthodontic Centers.

  Rent. Rent expense increased $2.0 million or 77.6% to $4.6 million for the six months ended June 30, 1997 from $2.6 million for the six months ended June 30, 1996. The increase in this expense was attributable to Orthodontic Centers affiliated, opened or relocated after June 30, 1996. As a percentage of net revenue, however, rent expense decreased to 8.8% for the six months ended June 30, 1997 from 8.9% for the six months ended June 30, 1996.

  Marketing and Advertising. Marketing and advertising expense increased $1.5 million or 56.3% to $4.2 million for the six months ended June 30, 1997 from $2.7 million for the six months ended June 30, 1996. The increase in this expense resulted primarily from the addition of Orthodontic Centers after June 30, 1996. As a percentage of net revenue, however, marketing and advertising expense decreased to 8.0% for the six months ended June 30, 1997 from 9.2% for the six months ended June 30, 1996. The decrease in this expense as a percentage of net revenue is the result of cost improvements achieved through bulk media and production purchases.

  General and Administrative. General and administrative expense increased $2.4 million or 64.8% to $6.1 million for the six months ended June 30, 1997 from $3.7 million for the six months ended June 30, 1996. The increase in general and administrative expense resulted primarily from the addition of Orthodontic Centers after June 30, 1996. As a percentage of net revenue, however, general and administrative expense decreased to 11.7% for the six months ended June 30, 1997 from 12.8% for the six months ended June 30, 1996. General and administrative expense decreased as a percentage of net revenue as a result of decreased startup costs for 19 Orthodontic Centers opened or relocated during the second quarter of 1997.

  Depreciation and Amortization. Depreciation and amortization expense increased $1.3 million or 128.1% to $2.4 million for the six months ended June 30, 1997 from $1.1 million for the six months ended June 30, 1996. As a percentage of net revenue, depreciation and amortization expense increased to 4.6% for the six months ended June 30, 1997 from 3.6% for the six months ended June 30, 1996. The increase in this expense is a result of the fixed assets acquired and service agreements entered into for Orthodontic Centers developed, acquired or relocated after June 30, 1996.

  Operating Profit. Operating profit increased $7.5 million or 88.1% to $16.0 million for the six months ended June 30, 1997 from $8.5 million for the six months ended June 30, 1996. As a percentage of net revenue, operating profit increased to 30.6% for the six months ended June 30, 1997 from 29.1% for the six months ended June 30, 1996 as a result of the factors discussed above.

  Interest. Net interest income decreased $500,000 or 41.2% to $600,000 for the six months ended June 30, 1997 from $1.1 million for the six months ended June 30, 1996. The decrease in interest income resulted from a decrease in the Company's average investment balance resulting from the investment of unexpended proceeds from the Company's June 1995 public offering.

  Provision for Income Taxes. Provision for income taxes increased $2.8 million or 73.5% to $6.5 million for the six months ended June 30, 1997 from $3.7 million for the six months ended June 30, 1996. The Company's effective income tax rate was 39.0% for both the six months ended June 30, 1997 and 1996.

  Net Income. Net income increased $4.3 million or 73.6% to $10.1 million for the six months ended June 30, 1997 from $5.8 million for the six months ended June 30, 1996. As a percentage of net revenue, net income decreased to 19.4% for the six months ended June 30, 1997 from 20.0% for the six months ended June 30, 1996 as a result of the factors discussed above.

1996 COMPARED TO 1995

  Net Revenue. Net revenue increased $29.7 million or 71.5% to $71.3 million for 1996 from $41.6 million for 1995. Approximately $6.9 million of this increase was attributable to the growth in net revenue of the 75 Orthodontic Centers open throughout both periods, $12.1 million was attributable to the 57 Orthodontic Centers (net of consolidations) opened during 1995, $11.0 million was attributable to the 116 Orthodontic Centers opened during 1996 and approximately $546,000 was attributable to the Affiliated Orthodontists' share of the operating losses of newly-developed Orthodontic Centers, which amounts were advanced by the Company. The remaining difference resulted primarily from the fact that revenue recognized from the sale of ownership interests in Orthodontic Centers obtained by the Company in the Combination Transaction was lower in 1996 than in 1995. The number of patient contracts increased to approximately 83,000 at December 31, 1996 from approximately 53,000 at December 31, 1995.

  Employee Costs. Employee costs increased $8.1 million or 68.8% to $19.9 million for 1996 from $11.8 million for 1995. This increase was caused by an increase in the number of patient contracts, which resulted in additional employee time required to service these contracts. As a percentage of net revenue, however, employee costs decreased to 27.9% for 1996 from 28.4% for 1995. The decrease in employee costs as a percentage of net revenue resulted from increased efficiency in scheduling and monitoring employee productivity for all patient days.

  Orthodontic Supplies. Orthodontic supplies expense increased $2.2 million or 71.4% to $5.4 million for 1996 from $3.2 million for 1995. As a percentage of net revenue, orthodontic supplies remained constant at 7.6% during 1996 and 1995. Cost improvements attained through bulk purchasing were offset by increased expense associated with an increased percentage of new patient treatment days, which require greater orthodontic supplies per patient, associated with the opening of additional Orthodontic Centers.

  Rent. Rent expense increased $2.6 million or 74.5% to $6.1 million for 1996 from $3.5 million for 1995. As a percentage of net revenue, rent expense increased to 8.6% for 1996 from 8.4% for 1995. The increase in this expense as a percentage of net revenue was attributable to the relatively fixed nature of the expense in conjunction with the opening of additional Orthodontic Centers, which typically generate less net revenue during their initial operations.

  Marketing and Advertising. Marketing and advertising expense increased $2.3 million or 53.7% to $6.6 million for 1996 from $4.3 million for 1995. The increase in this expense resulted primarily from the addition of

Orthodontic Centers in new advertising markets after December 31, 1995. As a percentage of net revenue, however, marketing and advertising decreased to 9.3% for 1996 from 10.4% for 1995. The decrease in this expense as a percentage of net revenue is the result of cost improvements achieved through bulk media and production purchases.

  General and Administrative. General and administrative expense increased $3.6 million or 70.4% to $8.7 million for 1996 from $5.1 million for 1995. This increase resulted from the increase in Orthodontic Centers. As a percentage of net revenue, however, general and administrative expense decreased to 12.2% for 1996 from 12.3% for 1995.

  Depreciation and Amortization. Depreciation and amortization expense increased $1.4 million or 94.3% to $2.8 million for 1996 from $1.4 million for 1995. As a percentage of net revenue, depreciation and amortization increased to 4.0% for 1996 from 3.5% for 1995. The increase in this expense is a result of the fixed assets acquired for Orthodontic Centers developed or relocated after December 31, 1995 and amortization of service agreements acquired during 1996.

  Operating Profit. Operating profit increased $9.5 million or 77.3% to $21.7 million for 1996 from $12.2 million for 1995. As a percentage of net revenue, operating profit increased to 30.4% for 1996 from 29.4% for 1995, as a result of the factors discussed above.

  Interest. Net interest income decreased $100,000 or 3.1% to $1.9 million for 1996 from $2.0 million for 1995. The decrease resulted from a decrease in the Company's average investment balances.

  Provision for Income Taxes. Provision for income taxes increased $4.0 million or 77.7% to $9.2 million for 1996 from $5.2 million for 1995. The Company's effective tax rate increased to 39.0% for 1996 from 36.4% for 1995 to reflect the Company's higher income tax bracket for federal purposes and the Company's blended state tax rate.

  Net Income. Net income increased $5.4 million or 59.4% to $14.4 million for 1996 from $9.0 million for 1995. As a percentage of net revenue, net income decreased to 20.2% for 1996 from 21.7% for 1995 as a result of the factors discussed above.

1995 COMPARED TO 1994

  Net Revenue. Net revenue increased $16.2 million or 63.9% to $41.6 million for 1995 from $25.4 million for 1994. Approximately $3.9 million of this increase was attributable to the growth in net revenue of the 53 Orthodontic Centers open throughout both periods, $4.1 million was attributable to the 22 Orthodontic Centers (net of consolidations) opened during 1994, $5.3 million was attributable to the 70 Orthodontic Centers opened during 1995 and approximately $1.7 million was attributable to the Affiliated Orthodontists' share of the operating losses of newly-developed Orthodontic Centers, which amounts were advanced by the Company. The remaining increase resulted primarily from the sale of ownership interests in Orthodontic Centers obtained by the Company in the Combination Transaction. The number of patient contracts increased to approximately 53,000 at December 31, 1995 from approximately 33,000 at December 31, 1994.

  Employee Costs. Employee costs increased $5.0 million or 72.2% to $11.8 million for 1995 from $6.8 million for 1994. As a percentage of net revenue, employee costs increased to 28.4% for 1995 from 27.0% for 1994. This increase was caused primarily by an increased percentage of new patient treatment days, which require additional staff time per patient, associated with the opening of additional Orthodontic Centers.

  Orthodontic Supplies. Orthodontic supplies expense increased $1.3 million or 66.0% to $3.2 million for 1995 from $1.9 million for 1994. As a percentage of net revenue, orthodontic supplies increased to 7.6% for 1995 from 7.5% for 1994. Cost improvements attained through bulk purchasing were offset by increased expense associated with an increased percentage of new patient treatment days, which require greater orthodontic supplies per patient, associated with the opening of additional Orthodontic Centers.

  Rent. Rent expense increased $1.4 million or 70.9% to $3.5 million for 1995 from $2.1 million for 1994. As a percentage of net revenue, rent expense increased to 8.4% for 1995 from 8.1% for 1994. The increase in this expense as a percentage of net revenue was attributable to the relatively fixed nature of the expense in conjunction with the opening of additional Orthodontic Centers, which typically generate less net revenue during their initial operations.

  Marketing and Advertising. Marketing and advertising expense increased $2.2 million or 101.4% to $4.3 million for 1995 from $2.1 million for 1994. Marketing and advertising expense increased as a percentage of net revenue to 10.4% for 1995 from 8.5% for 1994. The increase in this expense as a percentage of net revenue is the result of advertising for Orthodontic Centers opened in new markets (including metropolitan areas with relatively higher advertising rates), additional grand opening promotions for Orthodontic Centers relocated in existing markets and an overall increase in the quality of advertising.

  General and Administrative. General and administrative expense increased $2.4 million or 87.1% to $5.1 million for 1995 from $2.7 million for 1994. As a percentage of net revenue, general and administrative expense increased to 12.3% for 1995 from 10.8% for 1994 as a result of an increase in bad debt expense to $958,000 for 1995 from $342,000 for 1994, expenses associated with being a publicly held company and administrative expenses associated with the opening of additional Orthodontic Centers.

  Depreciation and Amortization. Depreciation and amortization expense increased $480,000 or 57.4% to $1.4 million for 1995 from $920,000 for 1994.
The increase in this expense is a result of the fixed assets acquired for Orthodontic Centers developed or relocated after December 31, 1994. As a percentage of net revenue, however, depreciation and amortization expense decreased to 3.5% for 1995 from 3.6% for 1994. The decrease resulted from the full amortization in 1994 of the patient contracts acquired in 1993.

  Operating Profit. Operating profit increased $3.4 million or 39.5% to $12.2 million for 1995 from $8.8 million for 1994. As a percentage of net revenue, however, operating profit decreased to 29.4% for 1995 from 34.5% for 1994, as a result of the factors discussed above.

  Interest. Net interest income was $2.0 million for 1995 compared to net interest expense of $266,000 for 1994. The interest income resulted from the investment of the unexpended proceeds from the Company's prior public offerings.

  Nonrecurring Litigation Expense. The Company incurred a nonrecurring litigation expense of approximately $3.7 million during the second quarter of 1994 in connection with the acquisition by the Company of the practice assets of two orthodontists as part of the Combination Transaction and as part of the settlement of the litigation initiated by those orthodontists against the Company. The $3.7 million consisted of approximately $300,000 in cash and $3.4 million in promissory notes. In addition, the Company issued to the two orthodontists an aggregate of 1,186,124 shares of Common Stock (after giving effect to the Company's two subsequent two-for-one stock splits effected in the form of a 100% stock dividend). Because this litigation was unrelated to the operating activities of the Company, the nonrecurring litigation expense is not reflected in the Company's operating profit.

  Provision for Income Taxes. Provision for income taxes increased $2.5 million or 90.9% to $5.2 million for 1995 from $2.7 million for 1994. The Company's effective tax rate decreased to 36.4% for 1995 from 57.2% for 1994. The 1994 provision reflected a one-time, non-cash charge of $2.6 million for deferred income taxes resulting from the change in tax status of the operations of the Company upon completion of the Combination Transaction.

  Net Income. Net income increased $7.0 million or 345.3% to $9.0 million for 1995 from $2.0 million for 1994. As a percentage of net revenue, net income increased to 21.7% for 1995 from 8.0% for 1994, as a result of the factors discussed above.

QUARTERLY OPERATING RESULTS

  The following table sets forth certain unaudited quarterly operating information of the Company for 1995, 1996 and the first two quarters of 1997. The Company believes that the following information includes all of the adjustments, consisting of normal recurring accruals and adjustments necessary to convert cash basis accounting records of the Company to an accrual basis, considered necessary for a fair presentation of the Company's consolidated financial position and its consolidated results of operations for these periods in accordance with generally accepted accounting principles. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

                                                          QUARTERS ENDED
                         ---------------------------------------------------------------------------------
                                       1995                             1996                    1997
                         -------------------------------- -------------------------------- ---------------
                         MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30
                         ------- ------- -------- ------- ------- ------- -------- ------- ------- -------
                                                          (IN THOUSANDS)
Net revenue............. $8,465  $9,236  $11,490  $12,365 $13,719 $15,517 $18,881  $23,156 $24,899 $27,480
Operating profit........  2,719   2,577    3,318    3,609   3,914   4,592   6,185    6,984   7,467   8,530

SEASONALITY

  The Orthodontic Centers have experienced their highest volume of new cases in the summer and certain other periods when schools are not typically in session. During these periods, children have a greater opportunity to visit an orthodontist to commence treatment. Consequently, the Orthodontic Centers have experienced higher revenue during the first and third quarters of the year as a result of increased patient starts. During the Thanksgiving and Christmas seasons, the Orthodontic Centers have experienced reduced volume and fourth quarter revenue for the Orthodontic Centers has been generally lower as compared to other periods. Seasonality in recent periods has been mitigated by the impact of additional Orthodontic Centers.

LIQUIDITY AND CAPITAL RESOURCES

  Development and acquisition costs, capital expenditures and working capital needs have been, and will continue to be, financed through a combination of cash flow from operations, bank borrowings and the issuance of notes and shares of Common Stock. The Company intends to continue to lease, rather than purchase, facilities for the Orthodontic Centers, to maximize the Company's available capital.

  Net cash provided by operations for the years ended December 31, 1994, 1995 and 1996 was $6.2 million, $4.0 million and $6.8 million, respectively. For the six months ended June 30, 1996, net cash used by operations was $1.3 million, and for the six months ended June 30, 1997, net cash provided by operations was $3.9 million. The Company's working capital at December 31, 1996 and June 30, 1997 was $40.2 million and $31.9 million, respectively, including cash and cash equivalents of $11.8 million and $2.8 million, respectively.

  Unbilled patient receivables (which represent patient revenue earned under patient contracts in excess of the amount billed under such patient contracts) increased from $18.4 million at December 31, 1996 to $23.7 million at June 30, 1997, with this increase consistent with the increase in the number of patient contracts. Total current liabilities decreased from $15.9 million at December 31, 1996 to $14.2 million at June 30, 1997 primarily as a result of a decrease in current and deferred income taxes payable of $2.6 million.

  Net cash used in investing activities for the years ended December 31, 1994, 1995 and 1996, was $5.1 million, $42.4 million and $13.2 million, respectively, and for the six months ended June 30, 1996 and 1997, was $5.9 million and $12.6 million, respectively.

  The Company's capital expenditures consist primarily of the costs associated with the development of additional Orthodontic Centers. The average cost of developing a new Orthodontic Center is approximately $250,000, including the cost of equipment, leasehold improvements, working capital and losses associated with the initial operations of the Orthodontic Center. These costs are shared by the Company and the particular Affiliated Orthodontist. The Company assists Affiliated Orthodontists in obtaining financing for their share of such costs through the Company's primary lender. The Company provides the lender a guaranty of these loans. The Company has discontinued financing Affiliated Orthodontists' share of losses associated with the initial operations of the Orthodontic Center, which were historically financed by the Company as an unsecured advance repayable by the Affiliated Orthodontist over a five-year period and bearing interest at 1.5% per annum above the prime rate, with repayment beginning upon the attainment of positive cash flow by the Orthodontic Center (which generally occurs approximately 12 months after an Orthodontic Center commences operations). At June 30, 1997, approximately $4.0 million in such advances was outstanding. The Company intends to continue to make advances of approximately $20,000 to newly-affiliated Affiliated Orthodontists during the first year of an Orthodontic Center's operations, which advances bear no interest and typically are repaid during the second year of the Orthodontic Center's operations. The Company intends to fund such advances and any continued financing through a combination of bank borrowings, cash from operations and the remaining net proceeds from the Company's prior public offerings.

  Of the 305 Orthodontic Centers at June 30, 1997, 178 were acquired through the acquisition of the assets of, and the affiliation with, existing orthodontic practices. During 1996, the Company acquired the assets of, and affiliated with, 40 existing orthodontic practices operating at 64 locations (net of consolidations) at a cost of approximately $32.4 million, consisting of approximately $11.4 million in cash (including $4.6 million which was due to orthodontic entities at December 31, 1996 and paid shortly after year end), an aggregate principal amount of $120,000 of promissory notes issued by the Company and an aggregate of 1,718,236 shares of Common Stock. Outstanding indebtedness at June 30, 1997 under promissory notes issued by the Company to Affiliated Orthodontists to acquire the assets of existing orthodontic practices was approximately $560,000, with maturities ranging from one to five years and interest rates ranging from 8.0% to 10.0% per annum. In connection with the acquisition of certain ownership interests in the Combination Transaction, the Company issued two promissory notes in the aggregate principal amount of approximately $3.4 million, each payable in 84 equal monthly installments, commencing November 1, 1994, and bearing interest at 8.0% per annum. At June 30, 1997, the outstanding principal balance of such notes was approximately $2.3 million.

  The Company's financing activities included proceeds from notes to banks and Affiliated Orthodontists totaling $138,000 for the year ended December 31, 1994, the repayment of notes to banks and Affiliated Orthodontists of $1.1 million, $1.2 million and $1.2 million for the years ended December 31, 1994, 1995, and 1996, respectively, and $765,000 and $582,000 for the six months ended June 30, 1996 and 1997, respectively, and the proceeds of $18.0 million, $41.3 million and $693,000 from the issuance of Common Stock during the years ended December 31, 1994, 1995 and 1996, respectively. In addition, distributions of income of $2.6 million were made in the year ended December 31, 1994, including $1.2 million of distributions to orthodontists who were owners of the Predecessor Entities excluding Dr. Lazzara. Following the Combination Transaction, such amounts are included in amounts retained by the Affiliated Orthodontists. The Company does not anticipate that any cash dividends will be declared or paid by the Company in the foreseeable future.

  The Company's revolving line of credit with First Union National Bank, which was entered into on October 18, 1994, provides an aggregate of $5.0 million for general working capital needs and expansion of the number of Orthodontic Centers. The revolving line of credit bears interest at 0.5% per annum above the prime rate of First Union National Bank and amounts borrowed are secured by a security interest in all of the Company's assets, including its accounts receivable and equipment, and are to be repaid over a period of four years. At June 30, 1997, there were no amounts outstanding under the revolving line of credit.

  The Company expects that future cash requirements will principally be for developing additional Orthodontic Centers, acquiring assets from and affiliating with additional Affiliated Orthodontists, capital expenditures, repayment of long-term debt, payment of income taxes and general corporate purposes. The Company's cash needs could significantly change depending upon the Company's ability to recruit orthodontists, find appropriate sites, enter into long-term service or consulting agreements, and acquire the assets of existing orthodontic practices. Based upon the Company's anticipated capital needs for the next 12 months, management believes that the combination of the net proceeds to the Company from this offering, funds available under the Company's revolving line of credit, cash flow from operations, and the proceeds remaining from the Company's prior public offerings will be sufficient to meet the Company's funding requirements for the next 12 months.

                                   BUSINESS

GENERAL

  The Company is the leading provider of practice management services to orthodontic practices in the United States, based on annual net revenue, annual net income, number of affiliated orthodontists and number of orthodontic centers. The Company develops Orthodontic Centers and manages the business operations and marketing aspects of the Affiliated Orthodontists' practices, thereby allowing Affiliated Orthodontists to focus on delivering quality patient care. Since its inception in 1985, the Company has grown to manage 305 Orthodontic Centers located in 34 states with 167 Affiliated Orthodontists at June 30, 1997. From January 1, 1985 to June 30, 1997, the Company developed 171 Orthodontic Centers, acquired the assets of, and affiliated with, 178 existing orthodontic practices and consolidated 44 Orthodontic Centers.

  Management believes that the Company's operating strategy and proprietary operating systems have allowed Affiliated Orthodontists to realize significantly greater productivity and profitability than traditional orthodontic practices. The Company's proprietary office design permits an Affiliated Orthodontist to treat patients without moving from room to room. The Company's proprietary patient scheduling system groups appointments by the type of procedure and dedicates certain days exclusively to new patients. These operating systems, along with the efficient use of an average of five orthodontic assistants per Orthodontic Center, have enabled Affiliated Orthodontists practicing in Orthodontic Centers open throughout 1995 to treat an average of 77 patients per nine-hour patient treatment day during 1996. Orthodontists in the United States treated an average of 41.5 patients per operating day in 1994.

  The Company develops and implements aggressive and innovative marketing plans for the Orthodontic Center, utilizing local television, radio and print advertising and internal marketing promotions. During 1996, the Company spent an average of approximately $70,500 per Affiliated Orthodontist on direct marketing costs and advertising. In contrast, the traditional orthodontist, who relies primarily on referrals from dentists and other patients, spent an average of approximately $4,400 on marketing and advertising in 1992. As a result of this marketing strategy, during 1996, each Affiliated Orthodontist who had been affiliated with the Company for at least one year generated an average of 512 new case starts as compared to the 1994 national average of approximately 170 new case starts per orthodontist.

  The Company is not engaged in the practice of orthodontics. The Affiliated Orthodontists maintain full control over their orthodontic practices, determine which personnel, including orthodontic assistants, to hire or terminate and set their own standards of practice in order to promote quality orthodontic care.

THE ORTHODONTIC INDUSTRY

 Industry Overview

  In 1994, orthodontists in the United States initiated treatment for approximately 1.5 million patients. Of these patients, approximately 63% were between the ages of nine and 18 and the remaining 27% were primarily adults between the ages of 25 and 35. The number of adults seeking treatment has increased in recent years from 332,000 case starts in 1989 to approximately 400,000 case starts in 1994. Based upon the results of a 1994 study conducted by members of the Department of Orthodontics of the University of Florida and based upon management's experience in the orthodontic industry, management believes that the total market for orthodontic services substantially exceeds the number of patients currently seeking treatment.

  According to the 1995 JCO Study, the number of orthodontists practicing in the United States has remained at approximately the same level since 1989. The United States orthodontic industry includes approximately 9,060 orthodontists and is currently highly fragmented, with approximately 90% of the practicing orthodontists acting as sole practitioners. Orthodontists must complete up to three years of postgraduate studies following completion of dental programs. Many dentists who are not orthodontists also perform certain orthodontic services. Data relating to these individuals are not included in the 1995 JCO Study.

  The United States orthodontic industry generates approximately $3.6 billion in annual gross revenues, with the average orthodontic practice generating gross revenues of approximately $475,000 per year. Orthodontics is generally an elective procedure, with approximately 72% of payments for orthodontic services made directly by the person receiving treatment and standard dental insurance covering an additional 25% of such payments. Managed care represents a small percentage of revenues generated in the orthodontic industry.

  The table below presents certain information included in the 1995 JCO Study concerning the United States orthodontic industry in each of the years presented:

                            1990       1991       1992       1993       1994
                         ---------- ---------- ---------- ---------- ----------
Number of practicing
 orthodontists..........      8,720      8,760      8,856      8,958      9,060
Number of new patient
 cases..................  1,308,000  1,314,000  1,416,960  1,478,070  1,540,200
Average fee per case....     $3,050     $3,221     $3,401     $3,447     $3,492

  Management believes, based upon the 1995 JCO Study, that the total number of new patient cases has increased only moderately because of the reliance of orthodontists in traditional orthodontic practices on referrals from general dentists or existing patients for new patients. Orthodontists in the United States spent an average of approximately $4,400 on marketing and advertising in 1992. Therefore, to increase revenue many orthodontists have raised the fees they charge for their services.

 Traditional Orthodontic Practice

  The traditional orthodontic practice typically includes a sole orthodontist, who practices at a single primary location or at an average of less than one satellite office, with an average of approximately three orthodontic assistants and two business office personnel. At a typical orthodontic office, chairs are arranged in an open room in a somewhat circular pattern. Both the orthodontist and orthodontic assistant must complete treatment on a particular patient before treating the next patient. The traditional orthodontic office is structured so that the orthodontist rotates from one patient to another, as an orthodontic assistant completes the orthodontic work. In the traditional practice, the orthodontist manages all business aspects of the practice, as the use of third party management services is not typical.

  In a typical orthodontic practice, before braces are applied a patient is required to complete as many as four preliminary appointments, consisting of an initial examination and sessions for making impressions of the patient's teeth, taking x-rays and placing spacers between the patient's teeth. The patient returns for monthly adjustments before the braces are removed and a retainer is made to maintain the orthodontic treatment. In 1994, standard case fees in traditional orthodontic practices averaged approximately $3,450 for children and approximately $3,700 for adults. The charges for preliminary appointments, including a required down payment, averaged approximately $875 to $925, or approximately 25% of the total fee. Fees are paid each month by the patient for services performed at that visit.

  According to the 1995 JCO Study, the average orthodontist initiated treatment of approximately 170 patients in 1994, treated approximately 41.5 patients per operating day and maintained approximately 380 active cases. In addition, the average orthodontic practice consisted of one or two offices and generated gross fees of $475,000, with the orthodontist realizing net practice income of approximately $191,000.

OPERATING STRATEGY

  Key elements of the Company's operating strategy include:

  Emphasizing Quality Patient Care. All Affiliated Orthodontists are graduates of accredited orthodontic training programs and participate in advisory committees that meet twice a year to perform peer review studies and to consult with the Affiliated Orthodontists. The Affiliated Orthodontists have practiced orthodontics for an average of approximately 15 years and approximately 26% have held teaching positions. In addition, the

Company provides operating systems and support that enhance the ability of Affiliated Orthodontists to provide quality patient care. Senior clinical technicians and the clinical staff receive training in procedures which enhance the level of patient service. Quality of care is monitored through internal peer review procedures administered by the Affiliated Orthodontists through their advisory committee.

  Stimulating Demand in Local Markets Through Aggressive Marketing. The Company develops and implements aggressive and innovative marketing plans for each Orthodontic Center, utilizing local television, radio and print advertising and internal marketing promotions. Based upon the success of the Orthodontic Centers in attracting new patients, management believes that the Company's marketing activities, along with the affordable payment plans provided by the Orthodontic Centers, have resulted in many patients receiving treatment who otherwise may not have sought orthodontic services. During 1996, the Company spent on average approximately $70,500 per Affiliated Orthodontist on direct marketing costs and advertising. In contrast, the traditional orthodontist, who relies primarily on referrals from dentists and other patients, spent an average of approximately $4,400 on marketing and advertising in 1992. During 1996, each Affiliated Orthodontist who had been affiliated with the Company for at least one year generated an average of 512 new case starts as compared to the 1994 national average of approximately 170 new case starts per orthodontist.

  Achieving Operating Efficiencies and Economies of Scale. The Company implements a variety of operating procedures and systems to improve the productivity and profitability of the Orthodontic Centers and to achieve economies of scale. These include Orthodontic Center office designs which increase the number of patients the clinical staff can treat and enhance patient comfort and privacy, a scheduling system designed to increase capacity utilization at each Orthodontic Center, efficient use of orthodontic assistants and centralized purchasing and distribution systems. During 1996, Affiliated Orthodontists practicing in Orthodontic Centers open throughout 1995 treated an average of 77 patients per nine-hour patient treatment day. Orthodontists in the United States treated an average of 41.5 patients per operating day in 1994.

  Increasing Market Penetration with Affordable Payment Plans. The Orthodontic Centers generally provide a payment plan recommended by the Company which consists of no down payment, equal monthly payments of $98 per month over the term of the treatment and a final payment of $398 at completion of the treatment. Management believes that this payment plan and the Company's marketing activities have resulted in many patients receiving treatment who otherwise may not have sought orthodontic services. For a standard case in which treatment continues for between 26 and 32 months, the total fees charged by the Affiliated Orthodontists averaged approximately $3,100 in 1996 which was below the 1994 national average of $3,450 to $3,700 for the same period of treatment. Management believes that the Orthodontic Centers are able to charge lower fees because of the operating efficiencies resulting from the office designs of Orthodontic Centers, the patient scheduling systems, efficient use of orthodontic assistants and centralized purchasing and distribution systems.

  Capitalizing on Information Systems. In addition to providing marketing and operating expertise, the Company provides Affiliated Orthodontists with monthly operating data and quarterly financial statements for each Orthodontic Center, including management's analysis of the financial results and recommended changes to improve financial and operating performance.

GROWTH STRATEGY

  The Company's growth strategy is to develop new Orthodontic Centers and to affiliate with existing practices in both new and existing markets. At December 31, 1994, 1995 and 1996, there were 46, 78 and 133 Affiliated Orthodontists, respectively, and at June 30, 1997, there were 167 Affiliated Orthodontists. Management believes that orthodontists choose to affiliate with the Company because the Company provides: (i) the capital required to open an Orthodontic Center; (ii) the business and clinical systems and staffing required to operate a new Orthodontic Center; (iii) the opportunity to substantially increase practice income derived by the orthodontists; (iv) the opportunity to increase the orthodontists' focus on patient care rather than administration and (v) the opportunity to eliminate the need for business development efforts designed to generate referrals from general dentists.

  Since its inception in 1985, the Company has grown to manage 305 Orthodontic Centers located in 34 states with 167 Affiliated Orthodontists at June 30, 1997. Of these 305 Orthodontic Centers, 209 have been developed or relocated to new facilities since June 30, 1992. Key elements of the Company's growth strategy include:

  Development of New Orthodontic Centers. From January 1, 1985 to June 30, 1997, the Company developed 171 Orthodontic Centers, including 160 since June 30, 1992. The Company actively markets itself to orthodontists by targeting military orthodontists, practicing orthodontists and orthodontic students, including the approximately 200 orthodontists who graduate each year from accredited United States orthodontic graduate programs, who are interested in opening new practices. The Company's Professional Development Department, which includes former practicing orthodontists, recruits additional orthodontists through referrals from Affiliated Orthodontists, attending orthodontic conventions, trade shows and association meetings, visiting orthodontic graduate schools and advertising in professional journals. The Company also intends to continue to develop additional Orthodontic Centers with current Affiliated Orthodontists.

  Orthodontists who select the Company for affiliation are generally given their choice of markets in the United States in which to locate where the Company does not have another Orthodontic Center. The Company also performs market studies to determine the advantages of locating Orthodontic Centers in new markets.

  The average cost of developing a new Orthodontic Center is approximately $250,000, including the cost of equipment, leasehold improvements, working capital and losses associated with the initial operations of the Orthodontic Center. The costs of developing a new Orthodontic Center are shared by the Company and the particular Affiliated Orthodontist. The Company assists Affiliated Orthodontists in obtaining financing of their share of such costs through the Company's primary lender.

  Affiliation with Existing Orthodontic Practices. From January 1, 1985 to June 30, 1997, the Company acquired the assets of, and affiliated with, 178 existing orthodontic practices. The Company's Professional Development Department actively markets the Company to experienced orthodontists through referrals from Affiliated Orthodontists, attending orthodontic conventions, trade shows and association meetings, and advertising in professional journals. Of these existing practices, approximately 87% generated less than $500,000 of patient revenue during the 12 months prior to their affiliation with the Company. Management believes that focusing on orthodontic practices of this size provides the Company with the opportunity to achieve higher revenue growth rates and lower acquisition costs, relative to larger practices. Existing practices that have affiliated with the Company have experienced increased average gross revenue and operating income following their affiliation. The Company frequently relocates existing practices to new facilities, including 49 since June 30, 1992. The Company intends to continue to relocate existing practices to new facilities and also intends to continue to evaluate additional potential affiliations.

  Traditional Orthodontic Practices. During 1997, the Company created a new division which focuses on affiliations with traditional, internally-marketed orthodontic practices that generate relatively large amounts of patient fees. At June 30, 1997, there were eight Orthodontic Centers operating in the new division. Although the Company intends to continue to focus primarily on practices that advertise, management believes that affiliating with selected traditional practices will provide the Company with additional opportunities for growth. According to the 1995 JCO Study, most orthodontists practicing in the United States do not advertise through mass media. The Company has engaged the services of Dr. Ronald M. Roncone to assist the Company in developing this new division. Dr. Roncone operates an orthodontic practice in California and lectures extensively to other orthodontists on methods of expanding an orthodontic practice.

ORTHODONTIC CENTERS

 Location

  At June 30, 1997, there were 305 Orthodontic Centers located in 34 states. The following table sets forth information regarding these 305 Orthodontic
Centers:

                                            NUMBER OF
     STATE               ADI'S (1)           CENTERS
     -----       -------------------------- ---------
Alabama......... Birmingham                      2
                 Huntsville                      1
                 Montgomery                      1
Arizona......... Lake Havasu                     1
                 Phoenix                         8
                 Tucson                          2
California...... Fresno                          2
                 Palm Desert                     1
                 Sacramento                      3
                 Salinas                         1
                 San Diego                       9
                 San Jose                        2
Colorado........ Colorado Springs                2
                 Denver                          7
                 Fort Collins                    1
                 Grand Junction                  1
Connecticut..... Hartford                        5
Florida......... Fort Lauderdale/Miami          12
                 Fort Myers                      2
                 Gainesville                     3
                 Jacksonville                    4
                 Orlando                         7
                 Panama City                     1
                 Pensacola                       1
                 Tallahassee                     1
                 Tampa                          10
                 West Palm Beach                 4
Georgia......... Albany                          3
                 Atlanta                        10
                 Augusta                         1
                 Columbus                        1
                 Savannah                        2
Illinois........ Chicago                         5
                 Rockford                        1
Indiana......... Indianapolis                    3
Kansas.......... Kansas City                     1
Kentucky........ Louisville                      3
Louisiana....... Alexandria                      1
                 Baton Rouge                     1
                 Lafayette                       1
                 Monroe                          1
                 New Orleans                     9
                 Shreveport                      1
Maryland........ Baltimore                       7
                 Rockville/Washington, D.C.      6
Massachusetts... Springfield                     3
Michigan........ Grand Rapids                    1
Minnesota....... Minneapolis                     7
Mississippi..... Gulfport                        4
                 Hattiesburg                     1
                 Jackson                         1
                 Meridian                        1

                                                        NUMBER OF
         STATE                     ADI'S (1)             CENTERS
         -----           ------------------------------ ---------
Missouri................ Kansas City                         1
Nevada.................. Reno                                1
New Jersey.............. Atlantic City                       3
                         Vineland                            1
North Carolina.......... Charlotte                           3
                         Greenville                          4
                         Raleigh-Durham                      4
                         Winston-Salem                       4
North Dakota............ Minot                               2
Ohio.................... Akron                               1
                         Cincinnati                          3
                         Cleveland                           7
                         Columbus                            3
                         Youngstown                          2
Oklahoma................ Oklahoma City                       3
Oregon.................. Bend                                3
                         Portland                            3
Pennsylvania............ Harrisburg                          1
                         Johnstown/Altoona                   2
                         Philadelphia                        8
                         Pittsburgh                          2
Rhode Island............ Providence                          3
South Carolina.......... Charleston                          3
                         Columbia                            2
                         Greenville                          4
Tennessee............... Chattanooga                         3
                         Johnson City/Bristol/Kingsport      3
                         Knoxville                           2
                         Memphis                             1
                         Nashville                           3
Texas................... Austin                              4
                         Dallas/Ft. Worth                    5
                         El Paso                             2
                         Houston                             5
                         San Antonio                         3
                         Victoria                            2
                         Waco                                3
Utah.................... Salt Lake City                      3
Virginia................ Norfolk                             4
                         Richmond                            3
                         Arlington/Washington, D.C.          4
Washington.............. Seattle                             7
West Virginia........... Charleston                          3
                         Wheeling                            3
                                                           ---
 Total.................................................    305
                                                           ===

--------
(1) "ADI" refers to an "area of dominant influence" (as defined by Arbitron Ratings Company) and is the broadcast coverage area of television and radio stations in a given market area. Certain Orthodontic Centers indicated as being located in a particular ADI are located in a state other than that shown for the ADI above.

 Design

  The Orthodontic Centers are generally located either in shopping centers or professional office buildings. Substantially all of the Orthodontic Centers include private treatment rooms and large patient waiting areas (rather than one large treatment area). This allows the Orthodontic Centers to locate in a broader range of office space than a traditional orthodontic practice. The Orthodontic Centers typically include up to six treatment rooms and range in size from approximately 2,000 square feet to 2,500 square feet.

  Of the 305 Orthodontic Centers at June 30, 1997, 302 were located in offices used only by the Affiliated Orthodontists and three were located in space shared with a general dentist. The Company intends to relocate these three Orthodontic Centers to free-standing locations as soon as practicable. In its development of additional Orthodontic Centers, the Company intends to establish only free-standing Orthodontic Centers and does not intend to share office space with general dentists.

 Staffing and Scheduling

  An Orthodontic Center is typically open from 8:30 a.m. to 6:30 p.m. for days on which patients are scheduled and at least one Saturday every month. In markets in which there are two or more Orthodontic Centers, each Orthodontic Center in that market is fully staffed only for days on which the Affiliated Orthodontist is scheduled to work, ranging from two to 20 days per month. Staff members dedicated to the Orthodontic Centers in that market, including the business personnel and the orthodontic assistants, rotate with the Affiliated Orthodontist among the Orthodontic Centers in the market. On all other days, the Orthodontic Center is staffed only with a receptionist who answers the telephone and books appointments.

  Patients are scheduled based upon this rotation schedule, if applicable. Therefore, a particular Orthodontic Center will have appointments available only for pre-established days each month. To promote efficiency, appointments for particular types of procedures are grouped together on designated days, with each Orthodontic Center scheduling specified days on which new patients are treated and other days each month during which current patients are treated. This system permits utilization of an Orthodontic Center by a greater number of patients each day patients are treated.

  New patient days. Certain days each month are dedicated solely to seeing new patients. Longer appointments are scheduled for new patient days to allow for the initial consultation, preliminary procedures (including teeth impressions and x-rays) and the placing of spacers between the patient's teeth in anticipation of the application of the braces at the next appointment. If orthodontic treatment is recommended by the Affiliated Orthodontist, the patient then signs a contract for the treatment. The grouping of new patient appointments separately from the monthly appointments for existing patients avoids certain inefficiencies which might be created by the longer appointments required for new patients.

  Regular treatment days. Within two weeks after a patient's initial visit, a patient typically returns to an Orthodontic Center for application of braces and returns each month thereafter for adjustments to the braces. The patient makes a monthly payment prior to receiving his or her chart and proceeding to an inner waiting room. The Affiliated Orthodontist then reviews the status of the treatment and prescribes any necessary adjustments to the braces. The patient then proceeds to a private treatment room, where an orthodontic assistant makes the prescribed adjustments. The patient then returns to the Affiliated Orthodontist for final examination and adjustments that must be made by an orthodontist. Before leaving the Orthodontic Center, the patient makes an appointment for the next month and receives appropriate written information or instructions regarding his or her activities during the interim period.

 Payment Plan; Case Fees

  The Orthodontic Centers generally provide a payment plan recommended by the Company, which consists of no initial down payment, equal monthly payments of $98 per month during the term of the treatment and a final payment of $398 at the completion of treatment. At the initial treatment, the patient signs a contract outlining the terms of the treatment, including the anticipated length of treatment and the total fees. The number of required monthly payments is fixed at the beginning of the case and corresponds to the anticipated number of monthly treatments, which averages 26 months. Payment is required from patients at the beginning of each monthly appointment.

  In the event the treatment period exceeds the period originally estimated by the orthodontist, the patient is not required to pay for the additional months of treatment. In the event the treatment is completed prior to the scheduled completion date, the patient is generally required to pay the remaining balance of the contract less a deduction (equal to 1.5% times the number of months remaining until the scheduled completion date times the total amount of the fee). If a patient terminates the treatment prior to the completion of the treatment period, the patient is required to pay the balance due for all services rendered to date pursuant to the contract. Patients may transfer to another Orthodontic Center for the completion of the treatments. In such an event, the patient would continue to pay the required monthly fees under the contract. Since 1991, approximately 1.3% of the Company's net revenue have proven to be uncollectible.

  The Orthodontic Centers do not accept payment by Medicare or Medicaid for services provided. Other payment plans with lower total payments by the patient are available for patients who have insurance coverage for treatment. During 1996, approximately 21% of the patients treated at the Orthodontic Centers had some form of insurance coverage and approximately 14% of the patient revenue of the Affiliated Orthodontists was paid by a third party payor. The portion of the fee not covered by insurance is the responsibility of the patient.

SERVICES AND OPERATIONS

  The Company generally manages all of the operations of an Orthodontic Center other than the provision of orthodontic services. The Company provides financial, accounting, billing and collection services for an Orthodontic Center and employs the Orthodontic Center's business personnel. Where permitted by applicable statutes or regulations, the Company also employs the orthodontic assistants.

 Marketing and Advertising

  The Company markets and advertises the services of Orthodontic Centers through television, radio and print media advertising. The Company tailors such advertising to the particular local market. The names of the Orthodontic Center and the Affiliated Orthodontist are prominently featured in each advertisement. Advertising and direct marketing expenditures averaged approximately $70,500 per Affiliated Orthodontist in 1996 as compared to a national average of approximately $4,400 per orthodontist for traditional practices in 1992.

  During 1997, the Company initiated an advertising campaign using a celebrity spokesperson, with commercials featuring Brett Favre, quarterback of the NFL Super Bowl champion Green Bay Packers, aired in markets in which the Orthodontic Centers are located. The Company also began using an outside advertising agency for the production of broadcast advertisements and the purchase of advertising time and space (which had historically been done internally by the Company).

  The general public traditionally has had little information about orthodontic fees prior to consultation with an orthodontist. The advertising produced by the Company stresses an Orthodontic Center's affordable payment plan and that the Affiliated Orthodontists are specialists in the field of orthodontics (not general dentists practicing orthodontics). The advertisements also emphasize the importance of utilizing a specialist for orthodontic care and that the Orthodontic Centers are conveniently located in each market and operate for extended hours and on some weekend days to accommodate working parents. The advertisements include a toll free national 800 number which routes incoming calls to an Orthodontic Center located in the caller's area. The Orthodontic Centers typically receive increased inquiries from prospective patients following a broadcast of the advertisements. Accordingly, the scheduling of television and radio advertisements is coordinated to achieve optimal use of advertisement expenditures, with the level of advertising coordinated with available Orthodontic Center capacity to achieve desired new patient levels at a particular Orthodontic Center.

  The Company's Marketing Department is responsible for servicing the marketing needs of the Orthodontic Centers. Marketing managers within the Marketing Department design and implement a specific marketing and advertising program for the Orthodontic Centers located within an assigned geographic region. Marketing managers are also responsible for maintaining communication with the local Affiliated Orthodontists and staff in each Orthodontic Center regarding marketing effectiveness and trends in the particular market. Other members of the Company's Marketing Department are responsible for media relations, graphic design and marketing research relating to markets in which the Orthodontic Centers are or may be located.

 New Center Development and Construction

  Since 1985, the Company has developed 171 new Orthodontic Centers, including 160 since June 30, 1992. The Company has relocated 49 existing practices to new facilities since June 30, 1992. The Company's Construction and Leasing Department is responsible for locating and leasing suitable office space for new Orthodontic Centers in new markets and new locations within existing markets. The Construction and Leasing Department also coordinates construction of the interior of new Orthodontic Centers to accommodate the Company's proprietary office designs. The Construction and Leasing Department utilizes the services of a national network of contractors and real estate agents that regularly assist the Company in developing and constructing Orthodontic Centers.

 Training

  Affiliated Orthodontists receive initial training regarding the Company's operating systems at the Company's training offices in Orlando and Jacksonville, Florida and in Denver, Colorado to enable an Affiliated Orthodontist to take advantage of the efficiencies created by the Company's systems. The Company also employs training teams which travel to each new Orthodontic Center to train the Orthodontic Center's clinical and business staff with respect to the Company's operating systems. The Company's Training Department monitors the operations of each new Orthodontic Center during the first six months of its operations. In certain instances, follow-up visits by the training team are conducted six months following the opening of an Orthodontic Center to maintain operating efficiencies.

 Operations

  The Company's Operations Department is responsible for servicing the operational needs of the Orthodontic Centers. Operating managers within the Operations Department respond to various operational questions and requests from Orthodontic Centers located within an assigned geographic region, including those relating to inventory, supplies, equipment and office space. The Operations Department provides the Affiliated Orthodontist and staff of each Orthodontic Center with periodic reports regarding that Orthodontic Center's performance.

  The Company maintains an incentive-based compensation program for its employees which rewards employees based upon their performance and the operating results of the Orthodontic Centers, including increased collections and case starts and cost containment efforts.

 Financial and Statistical Reporting

  The Company provides Affiliated Orthodontists with management and financial information systems which improve Orthodontic Center efficiencies and provide cost savings for Orthodontic Center operations. These systems also maintain greater uniformity in the manner in which services are provided at the Orthodontic Centers. The Company utilizes information systems which track data related to the Orthodontic Centers' operations and financial performance. The Company monitors all expenditures on advertising and reallocates resources between markets where advertising expenditures need to be increased or decreased. The Company's systems also track new patient cases for each of the Orthodontic Centers to allow programs to be initiated to better ensure that new patient cases at the Orthodontic Centers are within projected levels. Billing and collection information is sent daily by the Orthodontic Centers to the Company for processing.

  The Company also provides Affiliated Orthodontists with monthly operating data and quarterly financial statements. With the quarterly financial statements, the Company provides an analysis of the financial results and recommends changes to improve financial performance of the Orthodontic Center. This analysis allows the Affiliated Orthodontist and the Company to make periodic adjustments in marketing and operating the Orthodontic Center.

 Purchasing and Distribution

  Because of the number of Orthodontic Centers, the Company is able to make bulk purchases of equipment, office furniture, inventory and supplies in order to reduce per unit costs. The Company negotiates arrangements with suppliers that provide cost savings to each of the Orthodontic Centers. Inventory and supplies are purchased by the Company and distributed on a just-in-time basis to each Orthodontic Center, thereby limiting storage requirements for inventory and supplies.

MANAGEMENT INFORMATION SYSTEMS

  The Company's operations are supported by the Company's computer system, including patient scheduling, billing and collection, financial and statistical reporting, accounting, inventory control and purchasing. The Company is upgrading its computer system in anticipation of growth in the number of Affiliated Orthodontists and Orthodontic Centers and in order for the Company to continue to offer Affiliated Orthodontists efficient management services. The Company believes that this upgrade will adequately address computer systems issues relating to the year 2000.

AGREEMENTS WITH AFFILIATED ORTHODONTISTS

  The Company provides comprehensive management and marketing services to Affiliated Orthodontists pursuant to either a service agreement or, in limited circumstances, a consulting agreement. The selection of either the service agreement or consulting agreement structure is based upon regulatory provisions of the particular state in which an Orthodontic Center is located.

 Service Agreements

  Service agreements are between the Company and an Affiliated Orthodontist. Pursuant to the service agreement, the Company manages the business and marketing aspects of Orthodontic Centers, provides capital, facilities and equipment (including utilities, maintenance and rental), implements a marketing program, prepares budgets and financial statements, orders and purchases inventory and supplies, provides a patient scheduling system and staff, bills and collects patient fees, maintains files and records and arranges for certain legal and accounting services.

  Under a service agreement, the Affiliated Orthodontist pays the Company a fee equal to approximately 24% of new patient contract balances in the first month of treatment plus the balance ratably over the remainder of the patient contracts, less amounts retained by the Affiliated Orthodontists. In addition, a $25,000 annual fee is earned by the Company for 42 Orthodontic Centers with respect to which long-term service agreements were entered into with the Company in connection with the Combination Transaction. Operating expenses of the Orthodontic Centers are expenses of the Company and are recognized as incurred. The amounts retained by an Affiliated Orthodontist are dependent on its financial performance, based in significant part on the Affiliated Orthodontist's profitability on a cash basis, as provided in the service agreements.

  The service agreements are for terms ranging from 20 to 40 years and may be terminated by the Company or by the Affiliated Orthodontist only for "cause," which includes a material default of or bankruptcy by the other party. Upon expiration or termination by either party of a service agreement, the Affiliated Orthodontist must purchase certain of the related assets owned by the Company, including all equipment, improvements and intangible assets, for cash at the then current book value.

  The service agreements provide that following termination or expiration of the employment agreement, the Affiliated Orthodontist will not compete for a period of two years in an area in which the Affiliated Orthodontist operates an Orthodontic Center and will limit the methods of advertising in the area in which the Orthodontic Center is located.

 Consulting Agreements

  The terms of consulting agreements differ significantly from the terms of service agreements and will vary depending upon the regulatory requirements of the particular state in which an Orthodontic Center is located. In a limited number of states, the Company may provide only consulting services to orthodontists and may not manage an orthodontist's practice. The consulting fee payable to the Company is determined at the time of affiliation, is limited to the consulting services performed and is based on criteria such as the number of hours of operations of the applicable orthodontic centers.

GOVERNMENT REGULATION

 General

  The field of orthodontics is highly regulated, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly in the future. In general, regulation of health care companies is increasing.

  Every state imposes licensing and other requirements on individual orthodontists, and orthodontic facilities and services. In addition, federal and state laws regulate health maintenance organizations and other managed care organizations for which orthodontists may be providers. In connection with its entry into new markets, the Company may become subject to compliance with additional regulations.

  The operations of the Orthodontic Centers must meet federal, state and local regulatory standards in the areas of safety and health. Historically, those standards have not had any material adverse effect on the operations of the Orthodontic Centers. Based on its familiarity with the operations of the Orthodontic Centers and the activities of the Affiliated Orthodontists, management believes that the Orthodontic Centers are in compliance in all material respects with all applicable federal, state and local laws and regulations relating to safety and health.

 State Legislation

  The laws of many states prohibit orthodontists from splitting fees with non-orthodontists and prohibit non-orthodontic entities (such as the Company) from practicing dentistry, including orthodontics (which in certain states includes managing or operating an orthodontic office), and from employing orthodontists or, in certain circumstances, orthodontic assistants. The laws of some states prohibit advertising of orthodontic services under a trade or corporate name and require that all advertisements be in the name of the orthodontist. A number of states also regulate the content of advertisements of orthodontic services and the use of promotional gift items. A number of states limit the ability of a non-licensed dentist or non-orthodontist to own or control equipment or offices used in an orthodontic practice. Some of these states allow leasing of equipment and office space to an orthodontic practice, under a bona fide lease, if the equipment and office remain in the complete care and custody of the orthodontist. Management believes, based on its familiarity with the operations of the Orthodontic Centers and the activities of the Affiliated Orthodontists, that the Company's current and planned activities do not violate these statutes and regulations. There can be no assurance, however, that future interpretations of such laws, or the enactment of more stringent laws, will not require structural and organizational modifications of the Company's existing contractual relationships with the Affiliated Orthodontists or the operation of the Orthodontic

Centers. In addition, statutes in some states could restrict expansion of Company operations in those jurisdictions. In response to particular state regulatory provisions, the Company is required to utilize the management or consulting agreement structure in certain states. Management plans to use a form of one of its operating agreements in each of the states in which a development or acquisition proposal is pending.

 Regulatory Compliance

  The Company regularly monitors developments in laws and regulations relating to dentistry. The Company may be required to modify its agreements, operations and marketing from time to time in response to changes in the business and regulatory environment. The Company plans to structure all of its agreements, operations and marketing in accordance with applicable law, although there can be no assurance that its arrangements will not be successfully challenged or that required changes may not have a material adverse effect on operations or profitability.

COMPETITION

  The business of providing orthodontic services is highly competitive in each of the markets in which the Orthodontic Centers operate. Each Affiliated Orthodontist competes with orthodontists who maintain single offices or operate a single satellite office, as well as with orthodontists who maintain group practices or operate in multiple offices. The Orthodontic Centers also compete with dentists who provide certain orthodontic services. The provision of orthodontic services by such persons has increased in recent years.

  There are other companies currently developing and managing orthodontic practices on a national basis. There are several companies pursuing similar strategies in other segments of the health care industry and companies with similar objectives and substantially greater financial resources may enter the Company's markets and compete with the Company.

EMPLOYEES

  At June 30, 1997, the Company employed 1,406 persons, including 1,109 full-time employees and 71 employees in the Company's corporate offices. None of the Company's employees are represented by a collective bargaining agreement. The Company considers its relationship with its employees to be good. The Affiliated Orthodontists are not employed by the Company.

LEGAL PROCEEDINGS

  The Company does not have any litigation that, separately or in the aggregate, if adversely determined, would have a material adverse effect on the Company. The Company and the Affiliated Orthodontists may, from time to time, be a party to litigation or administrative proceedings which arise in the normal course of their business. The Affiliated Orthodontists have not generally performed in the Orthodontic Centers temporal mandibular joint dysfunction (or "TMJ") procedures, with which substantial litigation has been associated.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

  The following table sets forth certain information with respect to directors, executive officers and other key employees of the Company:

              NAME               AGE                  POSITION
              ----               ---                  --------
Dr. Gasper Lazzara, Jr. (1).....  55 Chairman of the Board of Directors, Chief
                                      Executive Officer and Director
Bartholomew F. Palmisano, Sr.     50 Chief Financial Officer, Senior Vice
 (1)............................      President, Secretary, Treasurer and
                                      Director
Geoffrey L. Faux................  41 President and Director
Michael C. Johnsen (1)..........  44 Chief Operating Officer and Director
Edward J. Walters, Jr. (2)(3)...  50 Director
A Gordon Tunstall (2)(3)........  53 Director
Ashton J. Ryan, Jr. (2).........  49 Director
Paul J. Spansel.................  37 Executive Vice President and Chief
                                      Administrative Officer
Cynthia A. Harvey...............  40 Vice President of Marketing
Dr. I. R. Lester................  50 Vice President of Professional Development
Bartholomew F. Palmisano, Jr....  26 Chief Information Officer
Anthony J. Paternostro..........  39 Vice President of Insurance Services

--------
(1) Member of Executive Committee of the Board of Directors.
(2) Member of Audit Committee of the Board of Directors.
(3) Member of Compensation Committee of the Board of Directors.

  Dr. Gasper Lazzara, Jr. has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its inception, and served as President of the Company from its inception until June 1997. From 1989 to October 1994, Dr. Lazzara served as president or managing partner of certain of the Predecessor Entities. He is a licensed orthodontist and, prior to founding the Company, maintained a private orthodontic practice for over 25 years. He is a member of the American Association of Orthodontists and is a Diplomat of the American Board of Orthodontists.

  Bartholomew F. Palmisano, Sr. has served as Chief Financial Officer, Senior Vice President, Secretary, Treasurer and a director of the Company since its inception. From 1989 to 1994, Mr. Palmisano served as the chief financial officer of certain of the Predecessor Entities. Mr. Palmisano is a licensed certified public accountant and attorney.

  Geoffrey L. Faux has served as President of the Company since June 1997, and as a director of the Company since December 1996. Mr. Faux served as Executive Vice President and Chief Administrative Officer of the Company from September 1996 to June 1997. From 1992 to September 1996, Mr. Faux served as Director, Investment Banking Group for Prudential Securities Incorporated.

  Michael C. Johnsen has served as Chief Operating Officer of the Company since June 1997 and as a director of the Company since 1994. Mr. Johnsen served as Vice President of Operations of the Company from its inception until June 1997. From 1988 to October 1994, Mr. Johnsen served as Vice President of Operations of certain of the Predecessor Entities. Mr. Johnsen is Dr. Lazzara's brother-in-law.

  Edward J. Walters, Jr. has served as a director of the Company since 1994. He has been a partner in the law firm of Moore, Walters, Shoenfelt & Thompson in Baton Rouge, Louisiana since 1976.

  A Gordon Tunstall has served as a director of the Company since 1996. He is the founder and President of Tunstall Consulting, Inc., a provider of strategic consulting and financial planning services. Mr. Tunstall also serves as a director of Advanced Lighting Technologies, Inc., Discount Auto Parts, Inc., L.A.T. Sportswear, Inc. and Romac International, Inc.

  Ashton J. Ryan, Jr. has served as a director of the Company since 1996. He is the President and Chief Executive Officer of First National Bank of Commerce, New Orleans. Mr. Ryan was formerly a partner with Arthur Anderson & Co., with which he worked as an accountant from 1971 to 1991.

  Paul J. Spansel has served as Executive Vice President and Chief Administrative Officer of the Company since July 1997. Mr. Spansel served as Operating Officer of the Company from 1994 to July 1997. He was previously employed by Texaco, Inc. where he worked in various capacities over a 14 year period.

  Cynthia A. Harvey has served as Vice President of Marketing of the Company since August 1997. From 1995 to February 1997, Ms. Harvey served as Senior Product Director of Vistakon, a subsidiary of Johnson & Johnson, and from 1990 to 1995, Ms. Harvey served as Director of Marketing of Neutrogena Corporation, another subsidiary of Johnson & Johnson.

  Dr. I. R. Lester has served as the Company's Vice President of Professional Development since June 1997, and as a member of the Company's Professional Development Department since October 1996. Dr. Lester is a licensed dentist and maintained a private general dentistry practice in Florida from 1982 through 1996.

  Bartholomew F. Palmisano, Jr. has served as Chief Information Officer of the Company since December 1993 and has been employed with the Company since December 1992. He earned a B.A. in Economics and graduated with honors from Stanford University in 1992. He was employed as an accountant with Arthur Andersen & Co. in 1992. Mr. Palmisano is the son of Bartholomew F. Palmisano, Sr.

  Anthony J. Paternostro has served as Vice President of Insurance Services of the Company since April 1997 and has been employed with the Company since June 1996. From 1991 to 1996, Mr. Paternostro served as Director of Design Services for Pilot Corporation, a national fuel retailer.

COMPOSITION AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors is divided into three classes of directors and is comprised of seven persons as of the date of this Prospectus. Each class serves for a term of three years and consists, as nearly as practicable, of one-third of the total number of directors serving on the Board of Directors. The Executive Committee of the Board of Directors acts on behalf of the Board of Directors on all matters concerning the management and conduct of the business and affairs of the Company except those matters that cannot by law be delegated by the Board of Directors. The Audit Committee of the Board of Directors selects and engages on behalf of the Company, subject to the approval of the stockholders, a firm of certified public accountants whose duty it is to audit the books and accounts of the Company for the fiscal year in which they are appointed, and who also report to the Audit Committee. The Audit Committee is also responsible for determining that the business practices and conduct of employees and other representatives of the Company comply with the Company's policies and procedures. The Compensation Committee of the Board of Directors establishes a general compensation policy for the Company and has responsibility for approval of increases in directors' fees and in salaries paid to officers and senior employees earning in excess of an annual base salary of $75,000. The Compensation Committee also administers the Company's employee benefit plans, including the Company's three stock option plans.

KEY EMPLOYEE STOCK PURCHASE PLAN

  The Company recently implemented the Orthodontic Centers of America, Inc. 1997 Key Employee Stock Purchase Plan (the "Plan") to encourage ownership of the Company's Common Stock by executive officers and other key employees of the Company and thereby align their interests with those of the Company's stockholders. Under the Plan, from time to time, the Company's executive officers and certain other key employees will be permitted to purchase (from the Company, in this offering or on the open market, as determined by the Company) shares of the Company's Common Stock with an aggregate value of up to five times the applicable employee's annual base salary. The purchase price of such shares will equal, with respect to initial purchases under the Plan, the public offering price set forth on the cover page of this Prospectus, and thereafter, the reported last sale price per share of Common Stock on the business day immediately preceding the date of purchase.

  For each employee participating in the Plan, the Company will finance 50% of the purchase price through a loan from the Company. Each such loan will be evidenced by a promissory note and will be a full recourse obligation of the employee, secured by all of the shares of Common Stock acquired by the employee in connection with the loan. Each such loan will bear a market rate of interest and the outstanding principal and accrued interest under the loan will be payable, in one lump-sum payment, on the earlier of (i) the fifth anniversary of the date of the loan or (ii) termination of the applicable employee's employment with the Company. A proportionate amount of the outstanding principal and accrued interest under the loan will be payable upon the sale or transfer by the employee of shares of Common Stock purchased in connection with the loan.

  The Plan includes a risk sharing provision, whereby during their term of employment with the Company a participating employee will be responsible for 100% of any losses, but is entitled to only 50% of any gains (with the Company being entitled to the other 50% of such gains), occurring with respect to the sale by the employee of shares of Common Stock purchased under the Plan and held for less than three years. In addition, with respect to the sale by the employee of shares purchased under the Plan and held for more than three but less than five years, the employee will be entitled to 100% of any gains and the principal amount of the loan to the employee from the Company will be reduced by 50% of any losses during the term of the employee's employment with the Company.

  Upon the purchase of Common Stock by an employee under the Plan, the Company will also grant options to such employee under the Company's 1994 Incentive Stock Plan to purchase an aggregate of three times the number of shares of Common Stock so purchased. The options will be exercisable beginning on the seventh anniversary of the date of grant at an exercise price equal to the purchase price paid in the purchase to which the options relate. If, however, on the fifth anniversary of the date of grant, the employee is employed by the Company and has repaid in full all indebtedness to the Company and its affiliates incurred in connection with such purchase, the exercise date of a proportionate number of options (equal to three times the number of shares of Common Stock purchased under the Plan in connection with the grant of the options and held by the employee on such fifth anniversary) will be accelerated to such fifth anniversary.

  The Company anticipates that 15 of the Company's executive officers and other key employees will initially participate in the Plan, by purchasing an aggregate of up to approximately $5.2 million in value of Common Stock in this offering. It is also anticipated that Dr. Lazzara and Mr. Palmisano will personally finance 50% of the purchase price of such shares, on terms comparable to the loan from the Company, for the remainder of the purchase price. The following table sets forth certain information regarding these purchases:

                                                      NUMBER OF
                            NUMBER OF    NUMBER OF  SHARES SUBJECT      NUMBER OF
                          SHARES TO BE    SHARES    TO OPTIONS TO   SHARES SUBJECT TO
                         PURCHASED UNDER CURRENTLY BE GRANTED UNDER OPTIONS CURRENTLY
          NAME            THE PLAN (1)     OWNED     THE PLAN (1)         HELD
          ----           --------------- --------- ---------------- -----------------
Geoffrey L. Faux........      55,944       1,000       167,832           130,000
Michael C. Johnsen......      55,944       6,400       167,832           183,898
Paul J. Spansel.........      44,755          --       134,265            64,950
Cynthia A. Harvey.......      14,266          --        42,798             5,000
Dr. I.R. Lester.........      14,098          --        42,294                --
Bartholomew F.
 Palmisano, Jr. ........      15,105          --        45,315            39,928
Anthony J. Paternostro..      27,972          --        83,916            25,150
Other Key Employees
 (eight persons)........      64,850       1,781       194,551           202,984
                             -------       -----       -------           -------
  Total.................     292,934       9,181       878,803           651,910
                             =======       =====       =======           =======

--------

(1) Based upon an assumed offering price per share of $17 7/8, the reported last sale price of the Common Stock on October 6, 1997, as reported on the Nasdaq National Market.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of September 30, 1997, before and after giving effect to the sale of the shares of Common Stock offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) the Selling Stockholders; (iii) each director of the Company and (iv) all directors and executive officers of the Company as a group.

                                       SHARES                      SHARES
                                 BENEFICIALLY OWNED             BENEFICIALLY
                                    PRIOR TO THE     SHARES    OWNED AFTER THE
                                      OFFERING        BEING    OFFERING (1)(2)
            NAME OF              ------------------  OFFERED  -----------------
        BENEFICIAL OWNER           NUMBER   PERCENT    (1)     NUMBER   PERCENT
        ----------------         ---------- ------- --------- --------- -------
Dr. Gasper Lazzara, Jr. (3).....  6,360,460  14.5%    968,025 5,392,435  11.6%
Bartholomew F. Palmisano, Sr.
 (4)............................  4,112,463   9.4     968,025 3,144,438   6.7
Geoffrey L. Faux (5)............     51,000     *         --     51,000     *
Michael C. Johnsen (6)..........      6,400     *         --      6,400     *
Edward J. Walters, Jr. (7)......      5,400     *         --      5,400     *
A Gordon Tunstall...............      5,000     *         --      5,000     *
Ashton J. Ryan, Jr..............      1,200     *         --      1,200     *
All Executive Officers and Di-
 rectors as a Group
 (seven persons)................ 10,541,923  24.0   1,936,050 8,605,873  18.5
Dr. Joseph A. Asercion..........    278,244     *      53,648   224,596     *
Dr. Dennis Buchman (8)..........    177,684     *      54,798   122,886     *
Dr. Charles E. Cauble...........    476,156     *     108,000   368,156     *
Dr. John S. Clark...............     89,908     *      17,982    71,926     *
Dr. Delbert E. Hale II..........    335,540     *      69,159   271,381     *
Dr. Michael R. Hebert...........    202,496     *      40,499   161,997     *
Dr. J. Jeff Kincaid.............    256,668     *      46,000   210,668     *
Dr. Robert L. Lamb..............    130,740     *      26,148   104,592     *
Dr. Richard H. Maness...........     74,764     *      14,953    59,811     *
Dr. Michael F. McCarthy.........    231,256     *      49,944   181,312     *
Dr. Jean-Pierre Pontier.........    106,060     *      24,289    81,771     *
Dr. Alan Shoopak (9)............    383,194     *      76,906   306,288     *
Dr. Terry Tippin................    228,908     *      45,782   183,126     *
Dr. David L. Wyatt..............    182,396     *      35,842   146,554     *
Pilgrim Baxter & Associates,
 Ltd. (10)(11)..................  4,318,700   9.8         --  4,318,700   9.3
The Capital Group Companies,
 Inc. and Capital Research and
 Management Company (11)(12)....  2,335,000   5.3         --  2,335,000   5.0
T. Rowe Price Associates, Inc.
 (11)(13).......................  2,324,100   5.3         --  2,324,100   5.0

--------
  *  Less than 1%.

 (1) In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person which are currently exercisable or which will become exercisable within 60 days following September 30, 1997 are deemed to be outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as otherwise indicated in a footnote to this table, the persons in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Certain Selling Stockholders have granted an option to the Underwriters to purchase up to an aggregate of 780,000 shares of Common Stock to cover over-allotments, if any. Such shares will not be sold unless the Underwriters exercise the over-allotment option, and the above table assumes that such over-allotment option will not be exercised. If the Underwriters' over-allotment option is exercised in full, Dr. Lazzara would sell an additional 390,000 shares, which would result in Dr. Lazzara beneficially owning 5,002,435 shares of Common Stock or 10.8% of the shares of Common Stock outstanding, and Mr. Palmisano would sell an additional 390,000 shares, which would result in Mr. Palmisano beneficially owning 2,754,438 shares of Common Stock or 5.9% of the shares of Common Stock outstanding.

 (3) The business address of Dr. Lazzara is 5000 Sawgrass Village Circle, Suite 25, Ponte Vedra Beach, Florida 32082. In connection with the settlement of litigation initiated by two orthodontists against the Company, the orthodontists entered into a voting trust agreement which provides that, until the later of the time at which the orthodontists own no shares of Common Stock or October 18, 2004, Dr. Lazzara or a designee of Dr. Lazzara may vote the shares of the orthodontists. Such orthodontists hold 889,593 shares of Common Stock which are included in the table. Dr. Lazzara disclaims beneficial ownership of such shares. Of the shares deemed beneficially owned by Dr. Lazzara, (i) 151,832 shares are held by the Gasper and Irene Lazzara Charitable Foundation, of which Dr. Lazzara and his spouse are the trustees, (ii) 27,654 shares are held by OCAI Two Limited Partnership, and (iii) an aggregate of 685,016 shares are held in separate trusts by a third party trustee for the benefit of each of Dr. Lazzara's children. Dr. Lazzara disclaims beneficial ownership of these shares.
 (4) The business address of Mr. Palmisano is 3850 N. Causeway, Suite 990, Metairie, Louisiana 70002. Of the shares deemed beneficially owned by Mr. Palmisano, an aggregate of 707,016 shares are held in separate trusts by a third party trustee for the benefit of each of Mr. Palmisano's children. Mr. Palmisano disclaims beneficial ownership of these shares.

 (5) Includes options that are currently exercisable to purchase 50,000 shares of Common Stock. Mr. Faux holds options to purchase an additional 80,000 shares of Common Stock that are not included in the table above.

 (6) Mr. Johnsen holds options to purchase 183,898 shares of Common Stock that are not included in the table above.
 (7) Includes options that are currently exercisable to purchase 2,400 shares of Common Stock.

 (8) Shares are held by Caren Buchman.

 (9) Includes 191,597 shares held by Carol Shoopak, of which 38,453 shares are being offered hereby.

(10) The business address is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087.

(11) As disclosed in Schedule 13G filed with the Commission.

(12) The business address is 333 South Hope Street, Los Angeles, California
     90071.

(13) The business address is 100 East Pratt Street, Baltimore, Maryland 21202.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is authorized to issue 100,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). At June 30, 1997, 43,999,804 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive dividends and other distributions when, as and if declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, including all distributions to holders of Preferred Stock having a liquidation preference over the Common Stock.

PREFERRED STOCK

  The Board of Directors has the authority, without any further vote or action of the stockholders of the Company, to issue shares of the Preferred Stock in one or more series and to determine the relative rights and preferences of the shares of any such series.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

  The Company's Restated Certificate of Incorporation and Bylaws provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Certificate of Incorporation contains provisions that eliminate the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Act, or for any transaction from which the director derived an improper personal benefit. The Company believes that these provisions are essential to attracting and retaining qualified persons as officers and directors.

  Currently, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ANTI-TAKEOVER PROVISIONS

  Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time of the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

  Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws may make a change in the control of the Company difficult to effect, even if a change in control were in the stockholders' interest. These provisions include certain super-majority vote requirements to remove directors and to amend certain provisions of the Company's Restated Certificate of Incorporation. In addition, the Company's Restated Certificate of Incorporation allows the Board of Directors to determine the terms of the Preferred Stock which may be issued by the Company without approval of the holders of the Common Stock. The ability of the Company to issue Preferred Stock in such manner could enable the Board of Directors to prevent changes in management and control of the Company. The Board of Directors is divided into three classes of directors, with directors being elected for staggered three-year terms. Such staggered terms may affect the ability of the holders of the Common Stock to change control of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is First Union National Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding approximately 46,600,000 shares of Common Stock, of which the 5,200,000 shares sold in this offering (5,980,000 shares if the Underwriters' over-allotment option is exercised in full), and shares sold in the Company's prior public offerings will be freely tradeable without restriction or further registration under the Securities Act, except for those shares held by "affiliates" (as defined in the Securities Act) of the Company.

  Holders of 14,736,770 shares currently are eligible to sell such shares pursuant to Rule 144, subject to the manner of sale, volume, notice and information requirements of Rule 144. Of these shares, 4,234,547 are subject to restrictions on transfer as a result of agreements entered into with the Company in connection with the Combination Transaction. Of such shares, 889,593 shares may not be offered, sold or otherwise transferred prior to October 1997 without a waiver of the restrictions by the Company or registration under the Securities Act. In October of each of 1997 through 1999, one-third of such shares will be released from these restrictions. The remaining 3,344,954 shares may not be offered, sold or otherwise transferred prior to December 1997, without a waiver of the restrictions by the Company or registration under the Securities Act. In December of each of 1997 through 2001, 20% of such shares will be released from these restrictions. The Company has agreed not to waive compliance with these restrictions for a period of 90 days following the date of this Prospectus without the prior written consent of Morgan Stanley and Co. Incorporated, on behalf of the Underwriters.

  In addition, 6,000,000 shares of Common Stock are authorized under the Company's three stock option plans for grants and exercises of stock options or issuances of restricted stock granted by the Company, of which 2,172,036 shares are issuable upon the exercise of stock options which are currently outstanding but not exercisable and 112,836 shares are issuable upon the exercise of stock options which are currently outstanding and exercisable. The Company has filed registration statements with the Commission registering shares of Common Stock issuable under its stock option plans. For information concerning the Company's 1997 Key Employee Stock Purchase Plan, see "Management--Key Employee Stock Purchase Plan." The Company intends to issue its equity securities from time to time in connection with the development and acquisition of new Orthodontic Centers. Such securities may be issued pursuant to a shelf registration statement filed with the Commission or in transactions exempt from registration.

  Each of the Company, the Company's directors and executive officers and the Selling Stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of shares of Common Stock offered hereby to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the shares of Common Stock offered hereby. See "Underwriters."

 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS

GENERAL

  The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident, as specifically defined for U.S. federal income and estate tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any State thereof (including the District of Columbia), (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary jurisdiction over the trust's administration and one or more United States persons have the authority to control all the substantial decisions of such trust. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the current and possible future United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

DIVIDENDS

  The Company does not intend to declare or pay any cash dividends for the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

  In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate as may be specified by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or (ii) if a tax treaty applies, attributable to a United States permanent establishment or, in the case of an individual, a fixed base in the United States, maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or, if a tax treaty applies, attributable to such permanent establishment or fixed base will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the payor of the dividend) but generally will be subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

  To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current United States Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, under proposed regulations, in the case of dividends (paid after December 31, 1997 or after December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Under current regulations, the Company must report annually to the United States Internal Revenue Service (the

"IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

  A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

  Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the United States (unless the gain from disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office of other fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates or (iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that it has been, currently is or is likely to become) and, assuming that the Common Stock is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Common Stock.

ESTATE TAX

  Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  As a general rule, under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements apply to the actual and constructive payment of dividends. The United States backup withholding tax and information reporting requirements generally, under current regulations, will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, unless the payor has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid on Common Stock to addresses inside the United States to beneficial owners that are not entitled to an exemption, as discussed above and that fail to provide in the manner required certain identifying information. However, under proposed regulations, in the case of dividends paid after December 31, 1997, a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

  The payment of the proceeds from the disposition of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require (i) backup withholding if the broker has actual knowledge that the owner is not a Non-U.S. Holder, and (ii) information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The IRS recently proposed regulations addressing the withholding and information reporting rules which could affect the treatment of the payment of proceeds discussed above. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the possible application of the proposed regulations addressing the withholding and information reporting rules.

  Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, if any, provided that such holder files the required information or appropriate claim for refund with the IRS.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Merrill Lynch International, Prudential-Bache Securities (U.K.) Inc. and Smith Barney Inc. are acting as International Representatives, have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                       NUMBER OF
          NAME                                                          SHARES
          ----                                                         ---------
      U.S. Underwriters:
        Morgan Stanley & Co. Incorporated.............................
        Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.........................................
        Prudential Securities Incorporated............................
        Smith Barney Inc. ............................................
                                                                       ---------
          Subtotal.................................................... 4,160,000
                                                                       ---------
      International Underwriters:
        Morgan Stanley & Co. International Limited....................
        Merrill Lynch International...................................
        Prudential-Bache Securities (U.K.) Inc. ......................
        Smith Barney Inc. ............................................
                                                                       ---------
          Subtotal.................................................... 1,040,000
                                                                       ---------
            Total..................................................... 5,200,000
                                                                       =========

  The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements
(i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

  Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer of sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the Agreement between U. S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $    a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in
excess of $    a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  Certain of the Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 780,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

  Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  At the request of the Company, the Underwriters have reserved up to 300,000 shares of Common Stock for sale at the public offering price to certain key employees of the Company pursuant to the Company's 1997 Key Employee Stock Purchase Plan. The number of shares available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares not so purchased will be released for sale by the Underwriters to the general public no later than the closing date of the offering on the same terms as the other shares offered hereby. See "Management--Key Employee Stock Purchase Plan."

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the shares of Common Stock are being passed upon for the Company and the Selling Stockholders by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee, special counsel to the Company and the Selling Stockholders. Certain legal matters will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements of Orthodontic Centers of America, Inc. at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement and in Orthodontic Centers of America Inc.'s Annual Report (Form 10-
K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and included in Orthodontic Centers of America, Inc.'s Annual Report (Form 10-K) and incorporated herein by reference. Such consolidated financial statements are included and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      ORTHODONTIC CENTERS OF AMERICA, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1997
                                  (UNAUDITED)

                                     INDEX

                                                                           PAGE
                                                                           ----
Report of Independent Auditors............................................ F-2
Consolidated Financial Statements
 Consolidated Balance Sheets--December 31, 1995 and 1996 and June 30, 1997
  (Unaudited)............................................................. F-3
 Consolidated Statements of Income--Years ended December 31, 1994, 1995 and 1996 and Six Months Ended June 30, 1996 (Unaudited) and 1997
  (Unaudited)............................................................. F-4
 Consolidated Statements of Equity--Years ended December 31, 1994, 1995 and 1996 and Six Months Ended June 30, 1997 (Unaudited)................. F-5
 Consolidated Statements of Cash Flows--Years ended December 31, 1994,
  1995 and 1996 and Six Months Ended June 30, 1996 (Unaudited) and 1997
  (Unaudited)............................................................. F-6
 Notes to Consolidated Financial Statements............................... F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Orthodontic Centers of America, Inc.

  We have audited the accompanying consolidated balance sheets of Orthodontic Centers of America, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orthodontic Centers of America, Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New Orleans, Louisiana
February 13, 1997

                      ORTHODONTIC CENTERS OF AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     DECEMBER 31
                                                   ----------------   JUNE 30
                                                    1995     1996      1997
                                                   ------- -------- -----------
                                                                    (UNAUDITED)
                      ASSETS
Current assets:
  Cash and cash equivalents....................... $18,779 $ 11,827  $  2,849
  Investments.....................................  14,804   12,621     2,552
  Patient receivables, net of allowance for
   uncollectible billings of $1,281, $2,590 and
   $3,130 in 1995, 1996 and 1997, respectively....   3,860    7,422    10,265
  Unbilled patient receivables, net of allowance
   for uncollectible amounts of $521, $829 and
   $1,074 in 1995, 1996 and 1997, respectively....  12,265   18,398    23,674
  Amounts receivable from orthodontic entities....   2,260    2,191     2,499
  Supplies inventory, prepaid expenses and other
   assets.........................................   2,476    3,670     4,299
                                                   ------- --------  --------
    Total current assets..........................  54,444   56,129    46,138
Property, equipment and improvements, net.........  14,014   24,201    30,083
Investments.......................................  13,089    6,482     8,486
Amounts receivable from orthodontic centers, less
 current portion..................................   4,903    5,369     4,862
Intangible assets.................................   5,928   52,682    63,438
Other assets......................................     195      236       351
                                                   ------- --------  --------
Total assets...................................... $92,573 $145,099  $153,358
                                                   ======= ========  ========
       LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable................................ $   313 $    312  $    326
  Accrued salaries and other accrued liabilities..   1,081    1,507     2,204
  Patient prepayments.............................   2,367    2,639     3,330
  Income taxes payable............................   2,645    2,730     1,969
  Amounts payable to orthodontic entities.........     650    5,662     5,300
  Deferred income taxes...........................   2,468    2,162       277
  Current portion of long-term debt...............   1,142      898       816
                                                   ------- --------  --------
    Total current liabilities.....................  10,666   15,910    14,222
Long-term debt, less current portion..............   3,348    2,499     1,999
Deferred income taxes.............................   1,246   11,803    11,374
Shareholders' equity:
  Preferred stock, $.01 par value; 10,000,000
   shares authorized, no shares outstanding.......      --       --        --
  Common stock, $.01 par value per share,
   80,000,000 shares authorized at December 31,
   1995 and 1996 and 100,000,000 shares authorized
   at June 30, 1997; 41,779,528, 43,888,722 and
   43,999,804 shares issued and outstanding at
   December 31, 1995 and 1996, and at June 30,
   1997, respectively.............................     209      439       440
  Additional paid-in capital......................  69,352   92,294    93,025
  Retained earnings...............................   7,752   22,154    32,298
                                                   ------- --------  --------
    Total shareholders' equity....................  77,313  114,887   125,763
                                                   ------- --------  --------
    Total liabilities and shareholders' equity.... $92,573 $145,099  $153,358
                                                   ======= ========  ========

                            See accompanying notes.

                      ORTHODONTIC CENTERS OF AMERICA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               SIX MONTHS
                                  YEAR ENDED DECEMBER 31      ENDED JUNE 30
                                  -------------------------  ----------------
                                   1994     1995     1996     1996     1997
                                  -------  -------  -------  -------  -------
                                                               (UNAUDITED)
Net revenue...................... $25,357  $41,556  $71,273  $29,236  $52,379
Direct expenses:
  Employee costs.................   6,842   11,784   19,895    8,402   15,167
  Orthodontic supplies...........   1,908    3,167    5,428    2,244    3,823
  Rent...........................   2,050    3,504    6,114    2,602    4,621
  Marketing and advertising .....   2,147    4,323    6,644    2,691    4,206
                                  -------  -------  -------  -------  -------
Total direct expenses............  12,947   22,778   38,081   15,939   27,817
General and administrative.......   2,730    5,108    8,703    3,730    6,147
Depreciation and amortization....     920    1,448    2,814    1,060    2,418
                                  -------  -------  -------  -------  -------
Operating profit.................   8,760   12,222   21,675    8,507   15,997
Interest expense.................    (266)    (471)    (424)    (202)    (147)
Interest income..................      --    2,466    2,359    1,277      779
Nonrecurring litigation expense..  (3,750)      --       --       --       --
                                  -------  -------  -------  -------  -------
Income before income taxes.......   4,744   14,217   23,610    9,582   16,629
Provision for income taxes.......   2,715    5,182    9,208    3,737    6,485
                                  -------  -------  -------  -------  -------
Net income....................... $ 2,029  $ 9,035  $14,402  $ 5,845  $10,144
                                  =======  =======  =======  =======  =======
Net income per share:
  Assuming no dilution...........          $   .24  $   .34  $   .14  $   .23
  Assuming full dilution.........          $   .23  $   .33  $   .13  $   .22
If all of the Company's
 operations had been subject to
 income taxes, net income would
 be as follows (unaudited):
  Historical income before income
   taxes......................... $ 4,744
  Provision for income taxes.....   1,803
                                  -------
  Net income..................... $ 2,941
                                  =======

                            See accompanying notes.

                      ORTHODONTIC CENTERS OF AMERICA, INC.

                       CONSOLIDATED STATEMENTS OF EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 ADDITIONAL RETAINED
                                 OWNERS'  COMMON  PAID-IN   EARNINGS   TOTAL
                                 EQUITY   STOCK   CAPITAL   (DEFICIT)  EQUITY
                                 -------  ------ ---------- --------- --------
Balance at January 1, 1994.....  $7,602    $ --   $    --    $    --  $  7,602
Contributions of capital.......     104      --        --         --       104
Net income from January 1, 1994
 to October 17, 1994...........   3,312      --        --         --     3,312
Distributions to owners........  (2,350)     --        --         --        --
                                 ------    ----   -------    -------  --------
Balance at October 18, 1994....   8,668      --        --         --     8,668
Exchange of common stock for
 net assets (25,379,648
 shares).......................  (8,668)     63     8,925         --       320
Initial public offering
 (7,600,000 shares)............      --      19    18,011         --    18,030
Deferred income taxes recorded
 due to change in tax status of
 Predecessor Entities in
 connection with Combination
 Transaction...................      --      --        --     (2,606)   (2,606)
Net income from October 18,
 1994 to December 31, 1994.....      --      --        --      1,323     1,323
                                 ------    ----   -------    -------  --------
Balance at December 31, 1994...      --      82    26,936     (1,283)   25,735
Overallotment option of initial
 public offering (1,140,000
 shares).......................      --       3     2,552         --     2,555
Public offering of common stock
 (7,200,000 shares)............      --      18    38,679         --    38,697
Issuance of shares of common
 stock to obtain management
 agreements (460,000 shares)...      --       2     1,289         --     1,291
Two-for-one stock split........      --     104      (104)        --        --
Net income.....................      --      --        --      9,035     9,035
                                 ------    ----   -------    -------  --------
Balance at December 31, 1995...      --     209    69,352      7,752    77,313
Issuance of shares under Incen-
 tive Option Plan (391,000)....      --       2       691         --       693
Tax benefit associated with op-
 tion exercise.................      --      --     1,705         --     1,705
Issuance of shares of common
 stock to obtain management
 agreements (1,718,000 shares
 issued).......................      --      15    20,759         --    20,774
Two-for-one stock split........      --     213      (213)        --        --
Net income.....................      --      --        --     14,402    14,402
                                 ------    ----   -------    -------  --------
Balance at December 31, 1996...      --     439    92,294     22,154   114,887
Issuance of shares of common
 stock to obtain management
 agreements (38,000 shares is-
 sued, net) (unaudited)........      --      --       483         --       483
Issuance of shares under option
 plan (73,000 shares)..........      --       1       248         --       249
Net income (unaudited).........      --      --        --     10,144    10,144
                                 ------    ----   -------    -------  --------
Balance at June 30, 1997 (unau-
 dited)........................  $   --    $440   $93,025    $32,298  $125,763
                                 ======    ====   =======    =======  ========

                            See accompanying notes.

                      ORTHODONTIC CENTERS OF AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                SIX MONTHS
                                   YEARS ENDED DECEMBER 31     ENDED JUNE 30
                                   -------------------------  ----------------
                                    1994     1995     1996     1996     1997
                                   -------  -------  -------  -------  -------
                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income.......................  $ 2,029  $ 9,035  $14,402  $ 5,845  $10,144
Adjustments to reconcile net
 income to net cash provided by
 (used in) operating activities:
  Provision for bad debt expense.      342      958    1,617      661      785
  Depreciation and amortization..      920    1,448    2,814    1,060    2,418
  Deferred income taxes..........    2,145      823   (3,031)  (3,077)  (1,529)
  Nonrecurring litigation
   expense.......................    3,356       --       --       --       --
  Changes in operating assets and
   liabilities:
    Patient receivables..........     (259)  (3,233)  (4,871)  (1,773)  (3,276)
    Unbilled patient receivables
     and patient prepayments.....   (2,637)  (2,236)  (6,169)  (3,520)  (4,939)
    Supplies inventory, prepaid
     expenses and other..........     (705)  (1,403)  (1,235)      33     (744)
    Amounts receivable
     from/payable to orthodontic
     entities....................     (208)  (3,350)  (1,074)    (235)     (18)
    Accounts payable and other
     current liabilities.........    1,222    1,978    2,215     (333)   1,084
                                   -------  -------  -------  -------  -------
Net cash provided by (used in)
 operating activities............    6,205    4,020    6,816   (1,339)   3,925
INVESTING ACTIVITIES
Purchases of property, equipment
 and improvements................   (4,655)  (8,230) (12,333)  (4,550)  (7,480)
Purchase of available-for-sale
 investments.....................       --  (95,465) (30,000)      --       --
Proceeds from sales or maturities
 of available-for-sale
 investments.....................       --   67,572   38,790      214    8,065
Intangible assets acquired.......      (80)  (3,998)  (6,870)    (497) (13,472)
Advances to orthodontic entities.     (385)  (2,832)  (6,160)  (1,959)  (3,257)
Payments from orthodontic
 entities........................       --      582    3,325      875    3,574
                                   -------  -------  -------  -------  -------
Net cash used in investing
 activities......................   (5,120) (42,371) (13,248)  (5,917) (12,570)
FINANCING ACTIVITIES
Proceeds from long-term debt.....      138       --       --       --       --
Repayment of long-term debt......   (1,105)  (1,230)  (1,213)    (765)    (582)
Issuance of common stock.........   18,030   41,252      693      506      249
Capital contributions............      104       --       --       --       --
Distributions to owners..........   (2,611)      --       --       --       --
                                   -------  -------  -------  -------  -------
Net cash provided by (used in)
 financing activities............   14,556   40,022     (520)    (259)    (333)
                                   -------  -------  -------  -------  -------
Increase (decrease) in cash and
 cash equivalents................   15,641    1,671   (6,952)  (7,515)  (8,978)
Cash and cash equivalents at
 beginning of period.............    1,467   17,108   18,779   18,779   11,827
                                   -------  -------  -------  -------  -------
Cash and cash equivalents at end
 of period.......................  $17,108  $18,779  $11,827  $11,264  $ 2,849
                                   =======  =======  =======  =======  =======
SUPPLEMENTAL CASH FLOW
 INFORMATION
Cash paid during the period for:
  Interest.......................  $   266  $   471  $   424  $   202  $   147
                                   =======  =======  =======  =======  =======
  Income taxes...................  $   137  $ 2,345  $10,449  $ 7,027  $ 9,560
                                   =======  =======  =======  =======  =======
SUPPLEMENTAL DISCLOSURE OF
 NONCASH INVESTING AND FINANCING
 ACTIVITIES
Long-term debt and common stock
 issued (net of returns) to
 obtain management agreements....  $    --  $ 2,043  $20,894  $   295  $  (348)
                                   =======  =======  =======  =======  =======
Long-term debt issued to acquire
 property, equipment and
 improvements....................  $   225  $    --  $    --  $    --  $    --
                                   =======  =======  =======  =======  =======
Long-term debt issued related to
 litigation settlement...........  $ 3,356  $    --  $    --  $    --  $    --
                                   =======  =======  =======  =======  =======

                            See accompanying notes.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND SIX MONTHS ENDED JUNE 30,
                                 1996 AND 1997
                                  (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

  Orthodontic Centers of America, Inc. (the "Company") manages orthodontic centers on a national basis. The Company managed 75, 145, 247 and 305 (unaudited) orthodontic centers as of December 31, 1994, 1995, 1996 and June 30, 1997, respectively. As of December 31, 1996 and June 30, 1997, such centers were located in 28 and 34 (unaudited) states, respectively.

  Prior to October 18, 1994, under the terms of contractual agreements with 32 entities which operated the orthodontic centers, two predecessor management entities provided business operations, financial, marketing and administrative services to these 32 operating entities. The predecessor management entities or their owners had an ownership interest in each of the entities which operated an orthodontic center (collectively, the "Predecessor Entities"). Subsequent to October 17, 1994, these same services are provided under service, management and consulting agreements with the orthodontic entities (hereafter referred to as "management agreements"). These management agreements are generally for a term of 20-40 years. The practicing orthodontists own the orthodontic entity.

  Effective October 18, 1994, the Company acquired all of the common stock outstanding related to the two predecessor management entities and acquired the assets and liabilities of predecessor operating entities in exchange for 25,379,648 shares of the Company's common stock (the "Combination Transaction"). The consolidated financial statements reflect the accounts of the Company and the Predecessor Entities accounted for in a manner similar to the pooling-of-interests method. Substantially all of the Predecessor Entities were dissolved following the Combination Transaction. Significant intercompany accounts and transactions have been eliminated.

 Unaudited Financial Statements

  The accompanying unaudited consolidated financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997, have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-
X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and adjustments necessary to convert the cash basis accounting records to the accrual basis) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

 Unaudited Pro Forma Net Income Per Share

  Net income per share for the year ended December 31, 1994 has been omitted from the consolidated statements of income because the Company was not a single entity with its own capital structure during that period. The computation of pro forma net income and net income per share for the year ended December 31, 1994 computed as if the Combination Transaction had occurred at the beginning of the year ended December 31, 1994, and as if the Company had been a C corporation for the entire year is as follows (in thousands, except per share data):

                                                                    DECEMBER 31
                                                                       1994
                                                                    -----------
   Historical income before income taxes...........................   $ 4,744
   Reclassify distributions to practicing orthodontists as a
    reduction to net revenue.......................................    (1,158)
   Changes to the calculation of net revenue under the management
    agreements.....................................................       998
   Reduction of expenses due to employment agreements..............       (70)
                                                                      -------
   Pro forma income before income taxes............................     4,514
   Provision for income taxes......................................     1,715
                                                                      -------
   Pro forma net income............................................   $ 2,799
                                                                      =======
   Weighted average shares outstanding.............................    25,464
                                                                      =======
   Pro forma net income per share:
     Assuming no dilution..........................................   $   .11
                                                                      =======
     Assuming full dilution........................................   $   .11
                                                                      =======

  The weighted average shares outstanding include the 25,379,648 shares of common stock issued in the Combination Transaction as if they were outstanding since January 1, 1994. In addition, the Company issued 7,600,000 shares of its common stock on December 28, 1994 in an initial public offering (see Note 7). The effect of outstanding stock options was immaterial.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Investments

  Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. All investments held at December 31, 1995 and 1996 are classified as available-for-sale because management does not have positive intent to hold until maturity. Available-for-sale investments are carried at fair value. Investments included in current assets are debt securities

                     ORTHODONTIC CENTERS OF AMERICA, INC.

with a maturity of greater than three months when purchased and a remaining maturity of less than one year, and which management expects to use in its current operations. All other investments are considered long-term assets and have maturities of less than five years. At December 31, 1995 and 1996, the Company's amortized cost of investments held consisted of $19,353,000 and $10,060,000, respectively, of U. S. Treasury and U. S. Government Agency obligations, and $8,531,000 and $9,043,000, respectively, of corporate and municipal bonds. The unrealized gains and losses on these investments at December 31, 1995 and 1996 were not significant. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale investments are included in interest income. The cost of investments sold is based on the specific identification method. Interest on investments classified as available-for-sale is included in interest income.

FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

  Investments: The fair values for marketable debt securities are based on quoted market prices.

  Amounts receivable from orthodontic entities: The carrying amount reported on the balance sheets for amounts receivable from orthodontic entities approximate fair value.

  Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements, and approximate their carrying values.

REVENUE RECOGNITION

  The following represent amounts included in the determination of net revenue (in thousands):

                                                        YEAR ENDED DECEMBER 31
                                                        -----------------------
                                                         1994    1995    1996
                                                        ------- ------- -------
   Subsequent to October 17, 1994:
     Management fees earned............................ $ 6,662 $41,556 $71,273
   Prior to October 18, 1994:
     Gross center revenue..............................  21,797      --      --
     Less base service fees............................   3,102      --      --
                                                        ------- ------- -------
                                                        $25,357 $41,556 $71,273
                                                        ======= ======= =======


  Subsequent to October 17, 1994, revenue is earned by the Company under the management agreements with orthodontic entities equal to approximately 24% of new patient contract balances in the first month of new contracts plus a portion of existing contract balances, less amounts retained by the orthodontic entities. The orthodontic entities retain all orthodontic center revenue not paid to the Company as the management fee. The amounts retained by the orthodontic entities are dependent on their financial performance, based in significant part on the orthodontic entities cash receipts and disbursements.

  Under the terms of the management agreements, the orthodontic entities assign their receivables (billed and unbilled) to the Company in payment of their management fees. The Company is responsible for collection.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

Unbilled patient receivables represent the earned revenue in excess of billings to patients as of the end of each period. There are no unbilled receivables which will not be billed. The Company is exposed to certain credit risks. The Company manages such risks by regularly reviewing the accounts and contracts, and providing appropriate allowances. Provisions are made currently for all known or anticipated losses for billed and unbilled patient receivables and for loss contracts. Such deductions totaled $342,000, $958,000 and $1,617,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and have been within management's expectations. At December 31, 1995 and 1996, there were approximately 53,000 and 83,000, respectively, active patient contracts with balances outstanding. Patient prepayments represent collections from patients or their insurance companies which are received in advance of the performance of the related services.

  Prior to October 18, 1994, center revenue was recognized in accordance with the proportional performance method of accounting for service contracts. Under this method, revenue was recognized as services were performed and the costs associated therewith were incurred, under the terms of contractual agreements with each patient. A significant portion, approximately 24%, of the services were performed in the initial month of the contract. Billings under each contract, which averaged 26 months, were made equally throughout the term of the contract, with a final payment at the completion of the treatment. The base service fees retained by the orthodontist were based on actual hours worked. The Company did not pay any salaries to the orthodontists. In addition, prior to October 18, 1994, certain orthodontists also had an ownership interest in one or more of the Predecessor Entities. The orthodontists, excluding Dr. Lazzara, who were owners of the Predecessor Entities, received distributions totaling approximately $1,343,000 for the period from January 1, 1994 to October 17, 1994. Such distributions are included as distributions to owners in the consolidated statements of equity.

SUPPLIES INVENTORY

  Supplies inventory is valued at the lower of cost or market determined on the first-in, first-out basis.

PROPERTY, EQUIPMENT AND IMPROVEMENTS

  Property, equipment and improvements are stated at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets, which are five to 10 years. Leasehold improvements are amortized over the original lease term which is generally five to 10 years. The related depreciation and amortization expense for the years ended December 31, 1994, 1995 and 1996 was $426,000, $1,256,000 and $2,146,000, respectively.

INTANGIBLE ASSETS

  Amortization expense for the years ended December 31, 1994, 1995 and 1996, was $494,000, $192,000 and $668,000, respectively. Accumulated amortization was $686,000 and $1,353,000, as of December 31, 1995 and 1996, respectively. Intangible assets and the related accumulated amortization are written off when fully amortized.

  Intangible assets include the costs of obtaining management agreements, which are amortized over the life of the agreements which is generally 20 to 40 years. Such management agreements represent the exclusive right to provide business operations, financial, marketing and administrative service to an orthodontic entity during the term of the management agreement. In the event the management agreement is terminated, the related orthodontic entity is required to purchase all of the related assets, including the unamortized portion of intangible assets, at the current book value.

MARKETING AND ADVERTISING COSTS

  Marketing and advertising costs are expensed as incurred.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

INCOME TAXES

  Income taxes for the Company and Predecessor Entities organized as C corporations are determined by the liability method in accordance with Statement of Financial Accounting Standards Statement No. 109, Accounting for Income Taxes. The Company maintains a fiscal year end of September 30 for income tax reporting purposes.

  Income taxes for Predecessor Entities which were organized as partnerships, limited liability companies or S corporations were the responsibility of the individual owners and no provision for income taxes has been made in the consolidated financial statements for these entities.

NET INCOME PER SHARE

  Net income per share is based upon the weighted average of common and common equivalent shares (stock options) outstanding during the year. The number of common and common equivalent shares utilized in the per share computations for the years ended December 31, 1995 and 1996 were 38,234,662 and 42,388,005, respectively, for net income per share assuming no dilution, and 39,630,028 and 43,708,301, respectively, assuming full dilution. The number of common and common equivalent shares utilized in the per share computations for the six months ended June 30, 1996 and 1997 (unaudited) were 42,009,000 and $43,821,000, respectively, assuming no dilution, and 43,376,000 and 45,212,000, respectively, assuming full dilution.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which the Company will be required to adopt during the year ending December 31, 1997. The adoption of this Statement is not expected to have a material effect on the calculation of earnings per share.

STOCK COMPENSATION ARRANGEMENTS

  The Company accounts for its stock compensation arrangements under the provisions of APB 25, Accounting for Stock Issued to Employees.

3. TRANSACTIONS WITH ORTHODONTIC ENTITIES

  Under the terms of the management agreements, the Company has historically funded the operating losses and capital improvements of orthodontic entities. Amounts advanced to an orthodontic entity to fund operating losses were required to be repaid to the Company over five years once the orthodontic entity generates operating profits. During December 1996, the Company entered into an agreement with its financial institution whereby the financial institution finances the operating losses and capital improvements directly to the orthodontic entity, subject to the financial institution's credit approval of the orthodontic entity, but where the Company remains a guarantor of the related debt. At December 31, 1996 and June 30, 1997, the Company was a guarantor for $2,819,000 and $4,408,000 (unaudited), respectively, under this agreement.

  Amounts receivable from orthodontic entities are classified on the consolidated balance sheets based upon the expected date of collection. Collection of amounts due from orthodontic entities is highly dependent on the entities' financial performance. Therefore, the Company is exposed to certain credit risk. However, management believes such risk is minimized by the Company's involvement in certain business aspects of the orthodontic entity.

  Amounts payable to orthodontic entities represents the extent that the patient receivables assigned to the Company exceed the management fee earned and other amounts currently due the Company.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

4. PROPERTY, EQUIPMENT AND IMPROVEMENTS

  Property, equipment and improvements consisted of the following (in thousands):

                                                                  DECEMBER 31
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
   Leasehold improvements...................................... $ 8,251 $15,020
   Furniture and fixtures......................................   7,424  12,782
   Other equipment.............................................      92      72
   Centers in progress.........................................     536     748
                                                                ------- -------
                                                                 16,303  28,622
   Less accumulated depreciation and amortization..............   2,289   4,421
                                                                ------- -------
                                                                $14,014 $24,201
                                                                ======= =======

5. LONG-TERM DEBT AND LINE OF CREDIT

  Long-term debt consisted of the following (in thousands):

                                                                 DECEMBER 31
                                                                -------------
                                                                 1995   1996
                                                                ------ ------
    Notes payable to affiliated orthodontists, interest rates
     ranging from 8% to 10%, with maturity dates ranging from
     1997 to 2000, unsecured................................... $1,604 $  922
    Notes payable related to litigation settlement, interest
     rate of 8%, payable in 84 monthly installments of
     approximately $52,000 including interest through 2001,
     secured by the Company's assets...........................  2,886  2,475
                                                                ------ ------
                                                                 4,490  3,397
   Less current portion........................................  1,142    898
                                                                ------ ------
                                                                $3,348 $2,499
                                                                ====== ======

   The aggregate maturities of long-term debt as of December 31, 1996 for each of the next five years are as follows (in thousands):

      1997................................................................. $898
      1998.................................................................  735
      1999.................................................................  717
      2000.................................................................  591
      2001.................................................................  456

  At December 31, 1996, the Company has an outstanding line of credit of $5,000,000 with a financial institution, all of which is available for general working capital needs, the development of new orthodontic centers and the acquisition of assets from existing orthodontic centers. The Company is required to maintain certain financial covenants under the terms of this line of credit. The line of credit agreement also restricts certain activities of the Company, including limiting the declaration of dividends to current earnings. At December 31, 1996, the Company was in compliance with the covenants and restrictions of the agreement.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

6. NONRECURRING LITIGATION EXPENSE

  In April 1994, two orthodontists previously affiliated with certain of the Predecessor Entities filed an action against the Company and its stockholders, Dr. Lazzara and Mr. Palmisano, alleging among other matters, an interest in all of the Predecessor Entities and alleging breach of fiduciary duties by Dr. Lazzara and Mr. Palmisano. On October 10, 1994, the parties to the litigation entered into a definitive agreement of settlement terms pursuant to which the two orthodontists agreed to withdraw their allegations and dismiss their lawsuit with prejudice.

  Under the terms of the agreement the Company paid to the two orthodontists $318,000 in cash and issued notes payable in the aggregate amount of $3,356,000 (see Note 5). In addition, the Company issued to the two orthodontists an aggregate of 1,186,144 shares of its common stock in connection with the Combination Transaction. The two orthodontists also agreed to enter into a five-year non-competition agreement restricting the orthodontists' ability to own or provide orthodontic services except in limited circumstances. The two orthodontists have not practiced in affiliated centers since March 1994.

  The excess of the consideration over the net assets acquired represents the cost to settle the litigation and was estimated to be $3,750,000. The amount was recorded as a nonrecurring litigation expense and is classified below operating profit in the consolidated statement of income because the litigation was unrelated to the operating activities of the Company.

7. ISSUANCE OF COMMON STOCK

  On December 28, 1994, the Company completed an initial public offering of 7,600,000 shares of its common stock at $2.75 per share. This offering resulted in net proceeds (after deducting issuance costs) of $18,030,000. In connection with the public offering, the Company granted an over-allotment option to the underwriters for an additional 1,140,000 shares of the Company's common stock. This option was exercised by the underwriters on January 25, 1995, resulting in net proceeds of $2,555,000.

  On June 19, 1995, the Company completed a public offering of 7,200,000 shares of its common stock at $5.75 per share. This offering resulted in net proceeds to the Company (after deducting issuance costs) of $38,697,000.

  On August 15, 1996, the board of directors of the Company declared a two-for-one stock split of the Company's common stock. This was paid in the form of a 100% stock distribution on September 5, 1996, to shareholders of record as of August 28, 1996. Accordingly, all share and per share data for all periods presented reflect the effects of this split. The par value for the additional shares issued was transferred from additional paid-in capital to common stock.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

8. LEASES

  Facilities for the orthodontic centers and administrative offices are rented under long-term leases accounted for as operating leases. The original lease terms are generally five to 10 years with options to renew the leases for specified periods subsequent to their original terms. The leases have other various provisions, including sharing of certain executory costs and scheduled rent increases. Minimum rent expense is recorded on a straight-line basis over the life of the lease. Minimum future commitments as of December 31, 1996 are as follows (in thousands):

      1997.............................................................. $ 6,477
      1998..............................................................   5,972
      1999..............................................................   5,377
      2000..............................................................   4,110
      2001..............................................................   3,383
      Thereafter........................................................   3,769
                                                                         -------
                                                                         $29,088
                                                                         =======

  Many of the lease agreements provide for payments comprised of a minimum rental payment plus a contingent rental payment based on a percentage of cash collections and other additional amounts. Rent expense attributable to minimum and additional rentals along with sublease income was as follows (in thousands):

                                                         YEARS ENDED DECEMBER
                                                                  31
                                                         ----------------------
                                                          1994    1995    1996
                                                         ------  ------  ------
   Minimum rentals...................................... $1,388  $2,869  $5,096
   Additional rentals...................................    723     710   1,124
   Sublease income......................................    (61)    (75)   (106)
                                                         ------  ------  ------
                                                         $2,050  $3,504  $6,114
                                                         ======  ======  ======

9. INCOME TAXES

  Prior to October 18, 1994, much of the income of the Predecessor Entities related to entities which were organized as partnerships, limited liability companies or S-corporations. Since taxes for these entities were the responsibility of the individual owners, no provision for income taxes has been made in the consolidated financial statements related to the income for these entities. As part of the Combination Transaction, the Company received assets and liabilities from the entities which had not been subject to income taxes. The basis of these assets and liabilities for financial reporting purposes exceeded the basis for income tax purposes by $6,858,000 as of October 18, 1994. The tax effect of this difference, $2,606,000, was recorded in 1994 in the provision for income taxes as required by Financial Accounting Standards Board Statement 109, Accounting for Income Taxes. A separate presentation on the accompanying consolidated statements of income shows a provision for income taxes and net income for the year ended December 31, 1994 as if all of the Company's operations had been subject to income taxes for the entire period, and assuming an effective tax rate of 38%.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the consolidated deferred tax liabilities and assets were as follows (in thousands):

                                                                  DECEMBER 31
                                                                 --------------
                                                                  1995   1996
                                                                 ------ -------
   Deferred tax liabilities:
     Conversion to accrual basis of accounting for income tax
      purposes.................................................. $5,255 $ 2,311
     Intangible assets..........................................     20  13,443
     Other......................................................    370     634
                                                                 ------ -------
   Total deferred tax liabilities...............................  5,645  16,388
   Deferred tax assets:
     Property and equipment.....................................    149     124
     Allowance for uncollectible billings and amounts...........    685   1,334
     Litigation settlement costs................................  1,097     965
                                                                 ------ -------
   Total deferred tax assets....................................  1,931   2,423
                                                                 ------ -------
   Net deferred tax liabilities................................. $3,714 $13,965
                                                                 ====== =======

  The Company was able to use the cash basis of accounting for income tax purposes through its tax year ended September 30, 1995. Beginning with the tax year ending September 30, 1996, because of its level of cash receipts, the Company is required to use the accrual basis of accounting for income tax purposes. All deferred tax liabilities and assets related to differences between the cash and accrual basis of accounting which existed as of October 1, 1995 have been reclassified in the table above to a single amount. The related deferred tax liability of $2,311,000 as of December 31, 1996 will reverse over the period ending September 30, 1997.

  Components of the 1994, 1995 and 1996 provision (benefit) for income taxes are as follows (in thousands):

                                            SUBSEQUENT            YEAR ENDED
                                 PRIOR TO       TO               DECEMBER 31,
                                OCTOBER 18, OCTOBER 17, TOTAL   --------------
                                   1994        1994      1994    1995   1996
                                ----------- ----------- ------  ------ -------
   Current.....................    $  29      $  541    $  570  $4,359 $12,239
   Deferred....................     (714)        253      (461)    823  (3,031)
   Provision due to change in
    tax status of Predecessor
    Entities in connection with
    Combination Transaction....       --       2,606     2,606      --      --
                                   -----      ------    ------  ------ -------
   Total.......................    $(685)     $3,400    $2,715  $5,182 $ 9,208
                                   =====      ======    ======  ====== =======

                     ORTHODONTIC CENTERS OF AMERICA, INC.

  The reconciliation of income tax computed at the federal statutory rates to income tax expense (benefit) for 1994, 1995 and 1996 is (in thousands):

                                               SUBSEQUENT           YEAR ENDED
                                    PRIOR TO       TO              DECEMBER 31,
                                   OCTOBER 18, OCTOBER 17, TOTAL   -------------
                                      1994        1994      1994    1995   1996
                                   ----------- ----------- ------  ------ ------
Tax at federal statutory rates...    $  893      $  720    $1,613  $4,876 $8,164
Income of entities not subject to
 tax.............................    (1,606)         --    (1,606)     --     --
Other, primarily state income
 taxes...........................        28          74       102     306  1,044
Provision due to change in tax
 status of Predecessor Entities
 in connection with Combination
 Transaction.....................        --       2,606     2,606      --     --
                                     ------      ------    ------  ------ ------
Total............................    $ (685)     $3,400    $2,715  $5,182 $9,208
                                     ======      ======    ======  ====== ======

10. BENEFIT PLANS

  The Company has reserved 3,400,000 of the authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1994 Incentive Stock Plan (the "Incentive Option Plan"). Options may be granted to officers, directors and employees of the Company, for terms not longer than 10 years at prices not less than fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after the grant date, and expire ten years after the grant date.

  The Company has reserved 600,000 of the authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Option Plan"). The Director Plan provides for the grant of options to purchase 2,400 shares of common stock on the first trading date each year to each non-employee director serving the Company on such date, at prices equal to the fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after the grant date, and expire ten years after the grant date, unless canceled sooner due to termination of service or death.

  The Company has reserved 2,000,000 of the authorized shares of common stock for issuance pursuant to options granted under the Orthodontic Centers of America, Inc. 1995 Restricted Stock Option Plan (the "Orthodontist Option Plan"). Options may be granted to orthodontists who own an orthodontic entity which has a service, management or consulting agreement with the Company, at prices not less than 100% of the fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after grant date, and expire ten years after grant date.

  The Company has reserved 200,000 of the authorized shares for issuance under the 1996 Employee Stock Purchase Plan ("the Employee Purchase Plan"), which allows participating employees of the Company to purchase shares of common stock from the Company through a regular payroll deduction of up to 10% of their respective normal monthly pay. Deducted amounts are accumulated for each participating employee and used to purchase the maximum number of whole shares of common stock at a price per share equal to 85% of the closing price of common stock, as reported on the NASDAQ National market, on the applicable purchase date or the first trading date of the year, whichever is lower. Additionally, the Company has reserved 2,000,000 shares of common stock for issuance to affiliated orthodontists through a stock purchase program that allows participating affiliated orthodontists to acquire shares of common stock from the Company. At December 31, 1996, no shares had been issued under either of these stock purchase plans.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

  FASB Statement No. 123, Accounting for Stock-Based Compensation, requires the Company to disclose pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 7.1% and 6.3%; a dividend yield of 0% for both years, volatility factors of the expected market price of the Company's common stock of .612 and .45 , and a weighted-average expected life of the option of 6.9 and 6.7 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Had the Company's stock-based compensation plan been determined based on the fair value at the grant dates, the Company's net income and earnings per share would not have been materially different from the amounts reported in the consolidated statement of income.

  A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                1994              1995                1996
                          ---------------- ------------------- -------------------
                                  WEIGHTED            WEIGHTED            WEIGHTED
                                  AVERAGE             AVERAGE             AVERAGE
                                  EXERCISE            EXERCISE            EXERCISE
                          OPTIONS  PRICE    OPTIONS    PRICE    OPTIONS    PRICE
                          ------- -------- ---------  -------- ---------  --------
Outstanding--beginning
 of year................       --  $  --     938,628   $2.75   1,858,496   $ 2.75
Granted.................  938,628   2.75     952,476    3.55     237,095    12.83
Exercised...............       --     --          --      --    (390,868)    2.95
Forfeited...............       --     --     (32,608)   2.75     (42,970)    3.24
                          -------  -----   ---------   -----   ---------   ------
Outstanding-end of year.  938,628  $2.75   1,858,496   $3.24   1,661,753   $ 3.65
                          =======  =====   =========   =====   =========   ======
Exercisable at end of
 year...................                          --   $  --       6,592   $ 2.75
                                           =========   =====   =========   ======
Weighted-average fair
 value of options
 granted during the
 year...................                   $    2.40           $    8.58
                                           =========           =========

  Of the options outstanding at December 31, 1996, approximately 1,500,000 were issued near the Company's initial public offering (see Note 7) and have exercise prices which range from $2.75 to $3.25, a weighted average exercise price of $3.06 and a weighted average remaining contractual life of eight years. The remaining options outstanding at December 31, 1996 have exercise prices which range from $4.25 to $20.19, a weighted average exercise price of $9.85 and a weighted average remaining contractual life of 8.8 years.

  The Company sponsors a 401(k) Plan for all employees who have satisfied minimum service and age requirements. Employees may contribute up to 15% of their earnings to the plan. The Company matches 40% of an employee's contribution to the plan, up to a maximum of $600 per year. Plan expense totaled $24,000, $36,000 and $49,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

                     ORTHODONTIC CENTERS OF AMERICA, INC.

11. ACQUISITION OF MANAGEMENT CONTRACTS

  In 1996, the Company finalized agreements with 40 orthodontic entities to obtain management agreements and acquire other assets for approximately $32.4 million. These orthodontic entities operate 54 centers (net of consolidations). The consideration to these orthodontic entities included approximately $120,000 in notes payable, and the issuance of 1,718,000 shares of the Company's common stock at an average price of approximately $12.09 per share, with the remainder paid in cash.

  In 1995, the Company finalized agreements with ten orthodontic entities to obtain management agreements and acquire other assets for approximately $5,900,000. These orthodontic entities operate 29 centers. The consideration to these orthodontic entities included approximately $752,000 in notes payable, and the issuance of 460,000 shares of the Company's common stock at an average price of approximately $2.81 per share, with the remainder paid in cash.

12. CONTINGENCIES

  In the normal course of business, the Company becomes a defendant or plaintiff in various lawsuits. Although a successful claim for which the Company is not fully insured could have a material effect on the Company's financial condition, management is of the opinion that it maintains insurance at levels sufficient to insure itself against the normal risk of operations.

13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a tabulation of the unaudited quarterly results of operations for the year ended December 31, 1995 and 1996 and the six-month period ended June 30, 1997 (in thousands, except per share data):

                                                        QUARTER ENDED
                                              ----------------------------------
                                               MARCH   JUNE   SEPTEMBER DECEMBER
                                               1995    1995     1995      1995
                                              ------- ------- --------- --------
   Net revenue............................... $ 8,465 $ 9,236  $11,490  $12,365
   Operating profit..........................   2,718   2,577    3,318    3,609
   Net income................................   1,790   1,743    2,534    2,968
   Net income per share:
     Assuming no dilution.................... $   .05 $   .05  $   .06  $   .08
     Assuming full dilution..................     .05     .05      .06      .07
                                                        QUARTER ENDED
                                              ----------------------------------
                                               MARCH   JUNE   SEPTEMBER DECEMBER
                                               1996    1996     1996      1996
                                              ------- ------- --------- --------
   Net revenue............................... $13,719 $15,517  $18,881  $23,156
   Operating profit..........................   3,914   4,592    6,185    6,984
   Net income................................   2,734   3,111    4,075    4,482
   Net income per share:
     Assuming no dilution.................... $   .07 $   .08  $   .10  $   .10
     Assuming full dilution..................     .07     .07      .09      .10
                                               QUARTER ENDED
                                              ---------------
                                               MARCH   JUNE
                                               1997    1997
                                              ------- -------
   Net revenue............................... $24,899 $27,480
   Operating profit..........................   7,467   8,530
   Net income................................   4,773   5,371
   Net income per share:
     Assuming no dilution.................... $   .11 $   .12
     Assuming full dilution..................     .11     .12

       [ARRANGEMENT OF SIX 4/COLOR PHOTOGRAPHS OF PEOPLE SMILING AROUND
             ORTHODONTIC CENTERS OF AMERICA CAPTION APPEARS HERE]

             [LOGO OF ORTHODONTIC CENTERS OF AMERICA APPEARS HERE]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                     [Alternative International Cover Page]
PROSPECTUS (Subject to Completion)

Issued October 7, 1997

                                5,200,000 Shares

                                   LOGO
OF ORTHODONTIC CENTERS OF AMERICA APPEARS HERE
                                  COMMON STOCK
                                  -----------

OF THE 5,200,000 SHARES OF COMMON  STOCK BEING OFFERED HEREBY, 2,600,000 SHARES
 ARE BEING  SOLD BY  THE COMPANY AND  2,600,000 SHARES ARE  BEING SOLD  BY THE
  SELLING STOCKHOLDERS. SEE "PRINCIPAL  AND SELLING STOCKHOLDERS."THE COMPANY
   WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF COMMON STOCK BY THE SELLING STOCKHOLDERS. OF THE 5,200,000 SHARES BEING OFFERED
    HEREBY,  1,040,000  SHARES  ARE  BEING OFFERED  INITIALLY  OUTSIDE  THE
     UNITED  STATES  AND  CANADA  BY THE  INTERNATIONAL  UNDERWRITERS  AND
      4,160,000 SHARES ARE  BEING OFFERED INITIALLY  IN THE UNITED STATES
       AND CANADA BY THE U.S. UNDERWRITERS SEE "UNDERWRITERS." THE COMMON
       STOCK  OF THE  COMPANY IS  QUOTED ON  THE NASDAQ NATIONAL  MARKET
        UNDER THE SYMBOL "OCAI." THE COMMON STOCK HAS BEEN APPROVED FOR
         LISTING  ON THE  NEW  YORK STOCK  EXCHANGE  UNDER  THE SYMBOL
          "OCA." ON OCTOBER 6, 1997,  THE REPORTED LAST SALE PRICE  OF
          THE COMMON  STOCK ON THE NASDAQ NATIONAL MARKET WAS $17 7/8
           PER SHARE.

                                  -----------

          SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                UNDERWRITING
                      PRICE TO  DISCOUNTS AND  PROCEEDS TO     PROCEEDS TO
                       PUBLIC  COMMISSIONS (1) COMPANY (2) SELLING STOCKHOLDERS
                      -------- --------------- ----------- --------------------
Per Share............   $            $             $               $
Total (3)............  $            $             $               $

-----
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses payable by the Company estimated at $600,000.
(3) Certain Selling Stockholders have granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 780,000 additional Shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
    commissions and proceeds to Selling Stockholders will be $      , $
    and $     , respectively. The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders. See "Principal and Selling Stockholders" and "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery
of the Shares will be made on or about          , 1997 at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER
        MERRILL LYNCH INTERNATIONAL
                PRUDENTIAL-BACHE SECURITIES
                        SMITH BARNEY INC.

     , 1997

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses of this offering, which are to be paid by the Company, are estimated as follows:

      Securities and Exchange Commission Registration Fee............. $ 34,771
      National Association of Securities Dealers, Inc. Fee............   11,975
      State Qualification Expenses (including legal fees).............    1,000
      Printing Expenses...............................................  175,000
      Legal Fees and Expenses.........................................  100,000
      Auditors' Fees and Expenses.....................................  100,000
      Transfer Agent and Registrar Fees...............................    5,000
      Miscellaneous Expenses..........................................  177,746
                                                                       --------
        Total......................................................... $600,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions thereof. The Registrant's Restated Certificate of Incorporation provides for indemnification of Registrant's directors, officers, agents and employees to the full extent permissible under Section 145 of the Delaware General Corporation Law.

  See Section 8 of the Underwriting Agreement.

  Presently there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

 EXHIBIT
 NUMBER                        DESCRIPTION OF EXHIBITS
 -------                       -----------------------
   1.1   --Underwriting Agreement*
   3.1   --Restated Certificate of Incorporation of the Registrant**
   3.2   --Bylaws of the Registrant(1)
   4.1   --Specimen Stock Certificate(1)
   5.1   --Opinion of Waller Lansden Dortch & Davis, A Professional Limited
           Liability Company***
  21.1   --List of subsidiaries of the Registrant(2)
  23.1   --Consent of Ernst & Young LLP**
  23.2   --Consent of Waller Lansden Dortch & Davis, A Professional Limited
           Liability Company (included in Exhibit 5.1)***
  24.1   --Power of Attorney***

--------
(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, Registration Statement No. 33-85326.
(2) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
* To be filed by amendment.

** Filed herewith.

*** Previously filed.

  (b) Financial Statement Schedules

  All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ponte Vedra Beach, State of Florida, on October 6, 1997.

                                          ORTHODONTIC CENTERS OF AMERICA, INC.

                                             /s/ Gasper Lazzara, Jr., D.D.S.
                                          By:__________________________________
                                                Gasper Lazzara, Jr., D.D.S.
                                                Chairman and Chief Executive
                                                 Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

/s/  Gasper Lazzara, Jr., D.D.S.     Chairman of the Board, Chief   October 6, 1997
____________________________________ Executive Officer and
    Gasper Lazzara, Jr., D.D.S.      Director (principal
                                     executive officer)

                 *                   Chief Financial Officer,       October 6, 1997
____________________________________ Senior Vice-President,
   Bartholomew F. Palmisano, Sr.     Treasurer, Secretary and
                                     Director (principal
                                     financial accounting
                                     officer)

                 *                   President and Director         October 6, 1997
____________________________________
          Geoffrey L. Faux

                 *                   Chief Operating Officer and    October 6, 1997
____________________________________ Director
         Michael C. Johnsen

                 *                   Director                       October 6, 1997
____________________________________
       Edward J. Walters, Jr.

                 *                   Director                       October 6, 1997
____________________________________
         A Gordon Tunstall

                 *                   Director                       October 6, 1997
____________________________________
        Ashton J. Ryan, Jr.

    /s/ Gasper Lazzara, Jr.,
          D.D.S.

*By: _____________________

  Gasper Lazzara, Jr., D.D.S.

     Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                        DESCRIPTION OF EXHIBITS
 -------                       -----------------------
   1.1   --Underwriting Agreement*
   3.1   --Restated Certificate of Incorporation of the Registrant**
   3.2   --Bylaws of the Registrant(1)
   4.1   --Specimen Stock Certificate(1)
   5.1   --Opinion of Waller Lansden Dortch & Davis, A Professional Limited
           Liability Company***
  21.1   --List of subsidiaries of the Registrant(2)
  23.1   --Consent of Ernst & Young LLP**
  23.2   --Consent of Waller Lansden Dortch & Davis, A Professional Limited
           Liability Company (included in Exhibit 5.1)***
  24.1   --Power of Attorney***

--------
(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, Registration Statement No. 33-85326.
(2) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
* To be filed by amendment.

** Filed herewith.

*** Previously filed.